Exhibit 99.E

Quarterly Bulletin

June 2014

South African Reserve Bank

© South African Reserve Bank

All rights reserved. No part of this publication may be reproduced, stored in a retrieval system, or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without fully acknowledging the Quarterly Bulletin of the South African Reserve Bank as the source. The contents of this publication are intended for general information only and are not intended to serve as financial or other advice. While every precaution is taken to ensure the accuracy of information, the South African Reserve Bank shall not be liable to any person for inaccurate information or opinions contained in this publication.

Enquiries relating to this Bulletin should be addressed to:

Head: Research Department
South African Reserve Bank
P O Box 427
Pretoria 0001
Tel. +27 12 313-3668/3676

http://www.reservebank.co.za	ISSN 0038-2620

Quarterly Bulletin June 2014

Contents

Quarterly Economic Review

Introduction	1
Domestic economic developments	4
Domestic output	4
Real gross domestic expenditure	8
Factor income	14
Gross saving	15
Employment	16
Labour cost and productivity	23
Prices	24
Foreign trade and payments	32
International economic developments	32
Current account	35
Financial account	39
Foreign debt	42
International reserves and liquidity	43
Exchange rates	45
Monetary developments, interest rates and financial markets	47
Money supply	47
Credit extension	49
Interest rates and yields	52
Money market	55
Bond market	56
Share market	58
Market for exchange-traded derivatives	59
Real-estate market	61
Non-bank financial intermediaries	61
Public finance	63
Non-financial public-sector borrowing requirement	63
Budget comparable analysis of national government finance	66

Statements issued by Gill Marcus, Governor of the South African Reserve Bank

Statement of the Monetary Policy Committee 27 March 2014	74

Statement of the Monetary Policy Committee 22 May 2014	79

Notes

Note on the revision of South Africa’s nominal and real effective exchange rate indices	84

Note on flow of funds in South Africa’s national financial account for the year 2013	90

Notes to tables	104

Statistical tables

Contents	S–0
Statistical tables	S–2
Key information	S–144

Quarterly Bulletin June 2014

Quarterly Economic Review

Introduction

Global growth suffered a setback in the first quarter of 2014, not least due to adverse weather conditions in the United States (US), slower growth in China, geopolitical tensions and a fairly widespread deceleration in activity among emerging-market economies. Sustained robust increases in employment in the US suggested that the setback to growth in the world’s largest economy was temporary and that a renewed recovery was imminent. Policy interest rates in the advanced economies remained exceptionally low and inflation subdued, as the avoidance of deflation continued to be a priority. In the emerging-market economies inflation rates were generally higher but well contained during the period under review, with a wider dispersion of policy interest rate settings than in the advanced economies.

Concurrent with indications of slower quarter-to-quarter growth in advanced and emerging-market economies, economic activity in South Africa contracted in the first quarter of 2014, extending the erratic quarter-to-quarter performance that has characterised the South African economy since the beginning of 2012. Real gross domestic product shrank at an annualised rate of 0,6 per cent in the first quarter of 2014 following fairly strong growth in the final quarter of 2013. The negative growth in the first quarter of 2014 was mainly brought about by a marked decrease in the real value added by the mining sector, reflecting the impact of a prolonged strike in the platinum-mining sector. Through forward and backward linkages, other sectors of the economy, notably the manufacturing sector, were also affected by conditions in the mining sector. In contrast to the decline in real value added by the primary and secondary sectors in the first quarter of 2014, growth in the real value added by the tertiary sector was broadly maintained over the period.

Growth in real gross domestic expenditure picked up in the first quarter of 2014, benefiting primarily from a slower pace of inventory de-accumulation than in the final quarter of 2013. All components of domestic final demand, however, grew at a somewhat slower pace over the period.

Quarterly Bulletin June 2014

Real consumption expenditure by households rose at a slower pace in the first quarter of 2014 as growth in spending on consumer durables decelerated considerably and real expenditure on non-durable goods such as food and fuel recorded a rare contraction, probably related to the disruption to income arising from industrial action and the high prices of the items concerned. While household debt as a percentage of disposable income edged lower in the first quarter of 2014, the higher lending rates which became effective during the quarter concerned were reflected in a marginally higher debt-service cost ratio.

Growth in real final consumption expenditure by general government moderated somewhat in the first quarter of 2014, as a contraction in real outlays on non-wage goods and services was registered, while real compensation of government employees continued to rise.

Growth in real gross fixed capital formation slowed further in the first quarter of 2014. Fixed capital expenditure by both private business enterprises and general government registered slower growth but public corporations in the electricity, transport and water supply sectors raised their level of capital outlays significantly in the first quarter of 2014.

The seasonally adjusted unemployment rate increased marginally to 25,0 per cent in the first quarter of 2014. Discouragingly, job creation in the domestic economy slowed notably for the second successive year as enterprise-surveyed employment outside the agricultural sector showed virtually no gains in the fourth quarter of 2013. Nominal remuneration per worker rose by more than the concurrent rate of inflation in the year to the fourth quarter of 2013 on account of an acceleration in remuneration growth in the public sector. Allowing for productivity changes, however, year-on-year growth in nominal unit labour cost remained below 6 per cent over the same period.

Inflationary pressures have intensified in recent months. Headline consumer price inflation breached the upper limit of the inflation target range in April 2014 as petrol and food price inflation quickened notably, coupled with the lagged emergence of broader exchange rate pass-through to consumer and producer prices. Upside risk to the domestic inflation outlook remained high, emanating from potentially higher food price inflation and the possibility of an acceleration in underlying inflationary pressures due to a broadening in exchange rate pass-through. The exchange rate of the rand remained vulnerable to international developments and domestic idiosyncratic factors, including prolonged industrial action and electricity supply constraints.

Despite the subdued domestic economic conditions, the value of merchandise imports increased firmly in the first quarter of 2014, offsetting a more moderate increase in export proceeds. The subsequent widening of South Africa’s trade deficit was, however, more than neutralised by lower net service, income and current transfer payments to the rest of the world as dividend receipts from non-resident companies quickened, culminating in a narrower deficit on the current account of 4,5 per cent of gross domestic product in the first quarter of 2014.

The net inward movement of foreign capital through the financial account of the balance of payments increased further in the first quarter of 2014. Net capital inflows were recorded in all investment categories, although the flows were most prominent in the category for other investment.

Following a sharp depreciation in January 2014 as renewed risk aversion affected a range of emerging-market currencies, the nominal effective exchange rate of the rand recovered a large part of its earlier losses in the subsequent period to early June 2014. The nominal effective exchange rate of the rand nevertheless depreciated significantly if the first five months of 2014 are compared with the corresponding period in 2013, with the concurrent decline in the real effective exchange rate of the rand signalling enhanced price competitiveness of South African producers of manufactured goods in international markets.

Quarterly Bulletin June 2014

In the first four months of 2014 growth in bank credit extended to the private sector recovered somewhat, notwithstanding the lacklustre conditions in the real economy. The acceleration manifested itself in lending to the corporate sector which was supported, inter alia, by increased demand for trade finance as the weaker exchange value of the rand raised the rand value of imports, exports and inventory holdings; by activity related to renewable energy projects; and by the funding of expansion, especially into Africa. By contrast, growth in loans and advances to the household sector ran out of steam against the background of persistent over-indebtedness of numerous households, loss of income directly and indirectly related to industrial action, and a further deceleration in consumption expenditure by households.

Domestic bond market yields, which rose in January 2014 as the ongoing effects of tapering by the US Federal Reserve were reinforced by the depreciation in the exchange value of the rand and the release of higher-than-expected inflation data, moderated in the subsequent period to May as global investor confidence towards debt instruments started to improve. Share prices fluctuated higher to record levels with the All-Share Price Index on the local exchange rising above 50 000 index points in early June 2014. Positive wealth effects were also reinforced by further increases in house prices, albeit at a moderate pace.

The general government incurred a smaller deficit in fiscal 2013/14 as it maintained firm control over expenditure, but the financial shortfall of the non-financial public enterprises and corporations widened quite substantially as these institutions increased their infrastructure investment. As a result, the non-financial public-sector borrowing requirement widened moderately in the past fiscal year.

Having raised the repurchase rate from 5,0 to 5,5 per cent in January 2014 in order to moderate inflationary pressures, the Monetary Policy Committee kept the repurchase rate unchanged at its meetings in March and May 2014, mindful of the challenging global economic environment and the need to nurture the fragile domestic economic recovery while containing the risk of inflation.

Quarterly Bulletin June 2014

Domestic economic developments

Domestic output1

The erratic quarter-to-quarter growth performance that characterised the South African economy throughout 2012 and 2013 was extended further when growth in real gross domestic product not only slowed markedly in the first quarter of 2014 but moved into negative territory. Strained by the weaker performance of both the mining and manufacturing sectors, real gross domestic product contracted at an annualised rate of 0,6 per cent in the first quarter of 2014, having expanded at a firm rate of 3,8 per cent in the fourth quarter of 2013. Contrary to the dismal performance of the primary and secondary sectors in the first quarter of 2014, growth in the real value added by the tertiary sector maintained its upward momentum. Despite the notably weaker performance in the first quarter of 2014, the level of total real gross domestic production was still 1,6 per cent higher than in the corresponding period in 2013.

Excluding the contribution of the generally more volatile primary sector, growth in the real gross domestic product decelerated from an annualised rate of 3,3 per cent in the fourth quarter of 2013 to 0,7 per cent in the first quarter of 2014.

The real value added by the primary sector contracted at an annualised rate of 17,2 per cent in the first quarter of 2014 following a firm increase of 12,8 per cent in the preceding quarter. This significantly weaker performance can be attributed entirely to a fall in mining production following prolonged industrial action over the period.

Real gross domestic product

Percentage change at seasonally adjusted annualised rates

	2013					2014
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Primary sector	7,5	-4,7	8,9	12,8	2,9	-17,2
Agriculture	-4,4	-3,0	3,6	6,4	2,3	2,5
Mining	13,4	-5,4	11,4	15,7	3,1	-24,7
Secondary sector	-5,9	9,6	-4,5	9,2	1,0	-2,7
Manufacturing	-7,9	11,7	-6,6	12,3	0,8	-4,4
Tertiary sector	2,0	2,2	1,3	1,5	2,0	1,8
Non-primary sector	0,0	4,0	-0,1	3,3	1,8	0,7
Non-mining sector	-0,1	3,8	0,0	3,4	1,8	0,8
Total	0,8	3,2	0,7	3,8	1,9	-0,6

Quarterly Bulletin June 2014

Growth in the real output of the agricultural sector decelerated from an annualised rate of 6,4 per cent in the fourth quarter of 2013 to 2,5 per cent in the first quarter of 2014. Field crop and horticultural production declined somewhat while livestock production held up well in the first quarter.

A pronounced annualised increase of 15,7 per cent in the real value added by the mining sector in the fourth quarter of 2013 was followed by a contraction of 24,7 per cent in the first quarter of 2014. Although mining production was most adversely affected by industrial action in the platinum-mining industry in the opening months of 2014, losses were also registered in the production of other minerals, including gold, diamonds, chrome and nickel. Overall, mining production subtracted 1,3 percentage points from total economic growth in the first quarter of 2014 compared with a positive contribution of 0,8 of a percentage point in the final quarter of 2013.

Production volumes in the platinum-mining sector shrank in the first quarter of 2014 due to industrial action that commenced from late January 2014 at South Africa’s three largest platinum producers; this action continued into the second quarter of the year. Platinum stocks were consequently steadily depleted in order to honour supply commitments. At the same time, safety-related disruptions due to fatal accidents caused by an underground fire, together with flooding, curtailed gold-mining output. Diamond-mining output also shrank on account of weak global demand. By contrast, coal production increased, normalising from the low base established in the final quarter of 2013 when adverse weather conditions negatively weighed on some open-cast coal operations.

The real value added by the secondary sector also declined in the first quarter of 2014. Having increased at an annualised rate of 9,2 per cent in the fourth quarter of 2013, the real output of the secondary sector declined at a rate of 2,7 per cent in the first quarter of 2014 due entirely to a contraction in real output of the manufacturing sector. Growth in the real value added by the construction sector picked up pace over the period, alongside a marginal increase in the real value added by the electricity, gas and water sector.

Box 1: The impact of industrial action in the platinum-mining sector on the South African economy

According to industry sources, in 2013 the South African Platinum Group Metals (PGM) mining sector accounted for 53,4 per cent of global platinum supplies, 26,4 per cent of palladium supplies and 58,7 per cent of rhodium supplies. In this box ‘platinum mining’ is used to refer to the PGM mining sector. In the fourth quarter of 2013 employment in the platinum-mining sector was at around 191 000 workers and comprised 38 per cent of total employment in the mining sector. In 2013 platinum exports amounted to R81,3 billion – equal to 9,5 per cent of total merchandise exports and 2,4 per cent of gross domestic product.

Disconcertingly, South Africa’s contribution to the global supply of the three main PGMs declined from 51,0 per cent in 2003 to 39,8 per cent in 2013, following the emergence of cost-effective producers in other regions of the world such as North America, Russia and Zimbabwe. The decline in South Africa’s contribution to world PGM supply in recent years can largely be attributed to the creation of capacity elsewhere in the world, rising domestic production cost and production stoppages following industrial action within a highly unionised and acrimonious labour-market environment. Union representation at the three largest platinum producers stood at around 90 per cent in January 2014, with the Association of Mineworkers and Construction Union (AMCU) representing 66 per cent of the workers.

Following the tragic events in August 2012 at Marikana, when industrial strife culminated in loss of life, a labour-relations framework was brokered by government in 2013 to prevent further disruptions to the mining sector. AMCU refrained from being a signatory to this agreement and proceeded with a protected strike by around 70 000 of its members from 23 January 2014 at the world’s top three platinum producers, namely Anglo American Platinum, Impala Platinum and Lonmin, in support of its demand for a sharply higher basic wage of R12 500 per month.

Quarterly Bulletin June 2014

Against these demands by AMCU, employers offered more gradual improvements in remuneration packages over the next three years. These increases were deemed unacceptable by the union as it did not address the immediate pressing needs of its members, and consequently industrial action continued. The strike evolved into one of the longest and most costly occurrences of industrial action in the history of South Africa.

Industry sources have put the direct loss to striking employees in terms of salaries and wages foregone since the commencement of industrial action up to 5 June 2014 at R9,4 billion and revenue lost to the companies involved at R21,1 billion. Furthermore, mining companies continue to incur costs of around R68 million per day to keep shafts accessible for future mining activity, suppliers forfeit around R17 million in sales daily, and capital investment of about R30 million per day does not materialise. The loss in income has not only been felt in the communities along the platinum belt northwest of Johannesburg, but has also had ripple effects on the economies of the Eastern Cape and neighbouring countries like Lesotho and Mozambique where many of these workers hail from, resulting in hardship for all involved.

The potential benefits to the South African economy to be had from increased PGM exports within an improving world economy have been negated by the discontinuation of production activity as a result of the platinum strike. In fact, the rand value of platinum exports in March 2014 declined by as much as 31 per cent compared with the average monthly export values of platinum in 2013. Under the assumption that the average monthly platinum export volumes during 2013 persisted during the first quarter of 2014, the rand value of platinum exports would have been higher by about R3,6 billion in that quarter, or by R14,4 billion on an annualised basis. Moreover, the physical volume of total platinum-mining production in the first quarter of 2014 declined by as much as 22,4 per cent when compared with the average level in 2013.

Staff calculations show that the reduction in PGM production in the first quarter of 2014 equates with a decrease of 0,3 per cent in real gross domestic product, or 1,3 per cent at an annualised rate. However, indirect effects such as the decrease in household consumption expenditure due to no-work-no-pay contractions in salaries and wages are also important. Estimates based on simulation exercises done with the South African Reserve Bank’s core econometric model indicate that annualised real economic growth in the first quarter of 2014 would have been higher by 2,2 percentage points (1,3 per cent due to direct effects and 0,9 per cent due to indirect effects) if industrial action in the platinum-mining sector had not occurred during that period. Annualised growth in real gross domestic product in the first quarter of 2014 could therefore have been closer to 1,6 per cent had industrial action not taken place, in contrast to the contraction of 0,6 per cent which materialised. The production losses in the platinum-mining sector have continued in the second quarter of 2014 as industrial action dragged on.

While quantification is difficult, the platinum strike has also contributed to the depreciation in the exchange value of the rand in the final week of January 2014, and continued to weigh on the rand in the subsequent period to early June 2014. This could intensify when platinum-mining inventory levels are increasingly depleted. In the wake of the strike the international price of platinum has, on balance, increased from US$1 415 per fine ounce in mid-January 2014 to US$1 447 in early June 2014. The consequences of this impasse in the mining sector extend beyond mere measurables, also tarnishing the image of the country as a preferred investment destination.

Estimated impact of industrial action on selected variables

	First quarter 2014
	Actual	Normal
Growth in real gross domestic product, per cent*	-0,6	1,6

Balance on current account, per cent of gross domestic product**	-4,5	-4,2

*	Seasonally adjusted and annualised
**	The impact on platinum exports was softened by running down inventories

Quarterly Bulletin June 2014

Subsequent to a brisk increase of 12,3 per cent in the final quarter of 2013, real manufacturing output declined at an annualised rate of 4,4 per cent in the first quarter of 2014, subtracting 0,7 of a percentage point from overall quarterly growth in gross domestic product. Total manufacturing production was weighed down largely by lower production of petroleum, chemical, rubber and plastic products. Smaller contractions were registered in the production of motor vehicles, parts and accessories; basic iron and steel; glass and non-metallic mineral products; and furniture. Lower production of petroleum products was largely due to maintenance and refurbishment of a floating production and storage facility of South Africa’s state oil company. The decline in the manufacturing of motor vehicles, parts and accessories could partly be ascribed to production disruptions due to the retooling of a manufacturing plant in preparation for the production of a new-generation model series as part of the company’s extended export programme. Producers of iron and steel products, including related structural metal products and machinery, suffered from lower demand for processed metal products, mainly from China. Conversely, production increases were recorded in the manufacturing of food and beverages; textiles and clothing; and electrical machinery.

Notwithstanding the decline in aggregate manufacturing production, the utilisation of production capacity in the manufacturing sector inched higher from 82,5 per cent in the fourth quarter of 2013 to 82,6 per cent in the first quarter of 2014. Capacity appeared to be underutilised in a number of subsectors as a result of, inter alia, the spillover effects of the protracted strike in platinum mining.

Following a contraction in the fourth quarter of 2013, growth in the real value added by the electricity, gas and water sector switched around in the first quarter of 2014 and rose at an annualised rate of 0,1 per cent. While electricity demand was held back by the generally subdued pace of economic activity, supply shortages were caused by excessive rainfall which affected the quality of coal, leading to load-shedding in some parts of the country. The supply of electricity was also adversely affected by unplanned outages and maintenance performed at some production units, and lower-than-expected electricity imports from Cahora Bassa in Mozambique.

Growth in real value added by the construction sector accelerated from an annualised rate of 3,1 per cent in the final quarter of 2013 to 4,9 per cent in the first quarter of 2014. Civil construction activity by public corporations in particular remained robust due to continued capital outlays by the electricity and transport subsectors. The demand for residential and non-residential buildings, by contrast, remained relatively weak.

Real economic activity in the services sector advanced at an annualised rate of 1,8 per cent in the first quarter of 2014 compared with an increase of 1,5 per cent in the fourth quarter of 2013. The faster pace of increase mainly reflected accelerated growth in the real value added by the finance and general government services sectors, whereas real output growth in the trade sector slowed over the period.

Subsequent to an increase at an annualised rate of 2,3 per cent in the fourth quarter of 2013, growth in real output of the commerce sector decelerated to 2,1 per cent in the first quarter of 2014, contributing 0,3 of a percentage point to overall growth in real gross domestic product. Wholesale and retail trade activity tapered off, along with weaker trading conditions in the motor trade subsector over the period.

Wholesale trade increased at a slower pace in the first quarter of 2014 as sales of building materials remained firm while some consumer-oriented product ranges recorded only modest growth over the period. A number of factors detracted from the performance of the motor trade and retail sectors in the first quarter of 2014, including:

•	higher prices in response to the depreciation in the exchange rate of the rand;

•	sustained high levels of consumer indebtedness;

•	increasing transport costs;

•	the weak outlook for employment growth; and

•	the interest rate increase in January 2014.

Quarterly Bulletin June 2014

However, the demand for tourist accommodation rose in the first quarter of 2014 due to an increased number of foreign travellers visiting South Africa benefiting from, inter alia, the weaker exchange rate of the rand.

The pace of increase in the real value added by the transport, storage and communication sector picked up somewhat from an annualised rate of 1,6 per cent in the fourth quarter of 2013 to 1,7 per cent in the first quarter of 2014. An increase in rail-passenger transport was more or less offset by slower growth in the number of passengers making use of road and air transport. Real output of the sector was further supported by growth in the telecommunication subsector benefiting from an increase in the number of viewers and keener price competition in some parts of the cellular telephone business.

Growth in the real value added by the finance, insurance, real-estate and business services sector accelerated notably from an annualised rate of 1,5 per cent in the fourth quarter of 2013 to 2,0 per cent in the first quarter of 2014, largely on account of increased trading activity in the financial markets. The real output of the banking sector, however, lost some momentum as intermediate cost increased over the period.

The further increase in government employment levels in the first quarter of 2014 gave rise to marginally faster growth in the real output of general government over the period. The annualised pace of increase inched higher, from 0,9 per cent in the fourth quarter of 2013 to 1,7 per cent in the first quarter of 2014.

Real gross domestic expenditure

In contrast to the contraction observed in domestic production in the first quarter of 2014, real gross domestic expenditure switched from negative growth at an annualised rate of 3,6 per cent in the fourth quarter of 2013 to positive growth of 2,7 per cent in the first quarter of 2014. This acceleration was brought about by a moderation in the destocking of real inventories while growth in all the components of final demand lost some momentum over the period.

Quarterly Bulletin June 2014

Real gross domestic expenditure

Percentage change at seasonally adjusted annualised rates

	2013					2014
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Final consumption expenditure
Households	2,4	2,5	2,1	2,0	2,6	1,8
General government	2,8	1,7	1,5	2,0	2,4	1,4
Gross fixed capital formation	3,8	5,6	7,0	3,1	4,7	2,6
Domestic final demand	2,7	2,9	2,9	2,2	2,9	1,9
Change in inventories (R billions)*	7,9	16,4	3,3	-22,3	1,3	-14,4
Gross domestic expenditure	5,3	3,2	-0,8	-3,6	2,2	2,7

* At constant 2005 prices

The slower pace of inventory de-accumulation made the strongest contribution to growth in real gross domestic product in the first quarter of 2014, as indicated in the accompanying table. This was followed by real final consumption expenditure by households, adding 1,2 percentage points. Having added 7,8 percentage points to growth in real gross domestic product in the final quarter of 2013, real net exports subtracted 3,4 percentage points from growth in the first quarter of 2014.

Contribution of expenditure components to growth in real gross domestic product

Percentage points

	2013					2014
Component	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Final consumption expenditure
Households	1,6	1,6	1,4	1,3	1,7	1,2
General government	0,6	0,4	0,3	0,4	0,5	0,3
Gross fixed capital formation	0,7	1,1	1,4	0,6	0,9	0,5
Change in inventories	2,4	1,7	-2,6	-5,2	-0,4	1,6
Net exports	-4,8	-0,2	1,6	7,8	-0,5	-3,4
Residual	0,2	-1,4	-1,4	-1,2	-0,3	-0,8
Gross domestic product	0,8	3,2	0,7	3,8	1,9	-0,6

Growth in real final consumption expenditure by households moderated for the eighth time in nine consecutive quarters. Affected by higher consumer and producer price inflation, slower income growth and an increase in interest rates, consumer spending slowed marginally further from an annualised rate of 2,0 per cent in the fourth quarter of 2013 to 1,8 per cent in the first quarter of 2014. Alongside a decline in spending on non-durable goods, growth in spending on durable goods increased at a more subdued pace in the first quarter of 2014. However, consumers sustained their appetite for semi-durable goods and services over the period.

Quarterly Bulletin June 2014

The pace of increase in household spending on durable goods lost further momentum, amid dwindling consumer confidence and a moderation in credit extension to households. Growth in real outlays on durable goods slowed from an annualised rate of 6,9 per cent in the fourth quarter of 2013 to 2,8 per cent in the first quarter of 2014 – the slowest rate of increase since the second quarter of 2009. Real spending on transport goods and computer and related equipment declined over the period, probably affected by markedly higher prices of these products in response to the notable depreciation in the exchange rate of the rand over the past two years. Spending on recreational goods continued to increase at a firm pace, while outlays on furniture and household appliances and on other durable goods advanced at a more sedate pace over the period.

Real final consumption expenditure by households

Percentage change at seasonally adjusted annualised rates

	2013					2014
Category	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Durable goods	5,9	12,6	9,4	6,9	7,9	2,8
Semi-durable goods	7,6	8,5	7,1	3,1	6,7	6,1
Non-durable goods	2,4	2,7	0,5	0,2	2,2	-0,4
Services	0,1	-2,1	0,1	1,7	0,3	2,2
Total	2,4	2,5	2,1	2,0	2,6	1,8

Consumer spending on transport equipment, broadly tracking disposable income in recent years as indicated in the graph on the next page, advanced at an only marginally slower pace in the first quarter of 2014 despite income not keeping up with the increase in vehicle prices.

Quarterly Bulletin June 2014

Expenditure on semi-durable goods remained resilient in the first quarter of 2014. After decelerating in the final quarter of 2013, growth in outlays on semi-durable goods accelerated to 6,1 per cent in the first quarter of 2014. Apart from robust growth in spending on clothing and footwear, consumer outlays on semi-durable goods were also underpinned by outlays on household textiles and furnishings, and on motor vehicle parts and accessories. In contrast to most durable goods prices, the prices of semi-durable goods increased at a slower pace in the first quarter of 2014.

The restraining effect of slowing growth in real disposable income was also evident in households’ purchases of non-durable goods in the first quarter of 2014. Apart from the adverse impact of firm increases in the prices of these goods, spending on non-durable goods was also held back in the first quarter of 2014 by a loss of income experienced due to the prolonged strike action in the platinum-mining sector over the period. Following an annualised increase of 0,2 per cent in the fourth quarter of 2013, real spending on non-durable goods declined at a rate of 0,4 per cent in the first quarter of 2014. This was the first decline in spending on this category since the second quarter of 2009. A slight acceleration in real expenditure on household consumer goods, recreational and entertainment goods as well as medical and pharmaceutical products was more than neutralised by a contraction in consumer outlays on food, beverages and tobacco, and on petroleum products; the prices of petrol and diesel reached new highs in the quarter concerned. At the same time households maintained the same rate of expansion in real spending on household fuel and power.

Real spending by households on services increased at a rate of 2,2 per cent in the first quarter of 2014, marginally faster than in the fourth quarter of 2013. Higher real expenditure on transport and communication as well as recreational and entertainment services was partly offset by lower outlays on medical services. The acceleration in spending on miscellaneous services mainly reflected higher net travel receipts from abroad, including increased spending on hotels and restaurants.

Growth in real disposable income of households moderated from an annualised rate of 2,0 per cent in the fourth quarter of 2013 to 1,7 per cent in the first quarter of 2014. Compensation of employees increased at a slower pace, partly reflecting the negative impact of strike activity since the onset of 2014. Real disposable income was further dented by higher consumer price inflation and an increase in interest rates which raised the debt-service cost of households.

Quarterly Bulletin June 2014

Households continued to incur debt in the first quarter of 2014 at a pace fractionally slower than growth in disposable income, resulting in an almost sideways movement in the household-debt-to-income ratio: the ratio of debt to disposable income inched lower from 74,6 per cent in the fourth quarter of 2013 to 74,5 per cent in the first quarter of 2014. The cost of servicing debt remained relatively low despite edging higher from 7,7 per cent of disposable income in the fourth quarter of 2013 to 7,9 per cent in the first quarter of 2014.

The value of household assets increased at a somewhat slower pace in the first quarter of 2014, mainly on account of slower growth in equity portfolios alongside a moderate acceleration in house price inflation. The increase in the value of household assets nevertheless outpaced growth in household debt in the first quarter of 2014, improving the nominal net wealth position of the household sector. Consistent with the expansion in net wealth and slower growth in disposable income, the ratio of net wealth to annualised disposable income rose from 339 per cent in the final quarter of 2013 to 343 per cent in the first quarter of 2014.

Having increased at an annualised rate of 2,0 per cent in the fourth quarter of 2013, growth in real final consumption expenditure by general government moderated to 1,4 per cent in the first quarter of 2014. The slower pace of spending reflected the net effect of an increase in real compensation of employees which was partly offset by a decline in real outlays on non-wage goods and services. The decline presented lower real expenditure compared with the high base set in the previous quarter. Real spending on compensation of employees edged slightly higher over the period as employment levels in the general government services sector increased marginally in the first quarter of 2014.

After contributing 0,4 of a percentage point to total growth in real gross domestic expenditure in the fourth quarter of 2013, government consumption expenditure added only 0,3 of a percentage point in the first quarter of 2014. Relative to gross domestic product, final consumption

Quarterly Bulletin June 2014

expenditure by general government receded from 22,8 per cent in the fourth quarter of 2013 to 21,7 per cent in the first quarter of 2014, still higher than the 18,6 per cent recorded in 2008 as a whole.

Growth in real gross fixed capital formation slowed further in the first quarter of 2014. Following an annualised increase of 3,1 per cent in the fourth quarter of 2013, growth in real capital outlays moderated to 2,6 per cent in the first quarter of 2014. Fixed capital outlays by both private business enterprises and general government registered slower growth but public corporations raised their level of spending significantly in the first quarter of 2014. Notwithstanding the quarter-to-quarter deceleration in capital spending in the first quarter of 2014, aggregate real gross fixed capital formation increased at a rate of 4,6 per cent when compared with the corresponding quarter in 2013.

Real gross fixed capital formation

Percentage change at seasonally adjusted annualised rates

	2013					2014
Sector	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Private business enterprises	6,2	8,2	8,6	2,4	5,5	1,0
Public corporations	-1,6	0,1	0,4	0,8	3,1	6,0
General government	1,5	2,6	9,0	9,2	3,5	4,6
Total	3,8	5,6	7,0	3,1	4,7	2,6

Real gross fixed capital formation by private business enterprises lost further momentum, slowing from an annualised rate of 2,4 per cent in the fourth quarter of 2013 to 1,0 per cent in the first quarter of 2014. The deceleration in investment activity in both the mining and manufacturing sectors was consistent with the generally fragile economic recovery, globally as well as domestically. Even though fixed capital outlays on construction works as well as machinery and equipment were significantly weighed down by the protracted industrial action in especially the platinum-mining sector, a slower pace of increase in capital outlays in these categories was also notable in the iron-ore subsector and in the manufacturing sector over the period. In addition, building contractors appeared to have lowered their capital spending, consistent with subdued market sentiment following a deceleration in capital spending on high-density residential buildings and on non-residential building projects.

Quarterly Bulletin June 2014

Following sluggish growth throughout 2013, growth in real fixed capital expenditure by public corporations accelerated to an annualised rate of 6,0 per cent in the first quarter of 2014 as fixed capital spending by the electricity and transport subsectors advanced at a robust pace. Eskom increased capital outlays on machinery and equipment and on construction works as part of its ongoing projects: Medupi, Kusile and Ingula. Capital outlays by Transnet were earmarked for ongoing projects and the maintenance of existing assets, in particular the expansion of the freight rail project and the enhancement of capacity at port terminals. In addition, the South African National Roads Agency Limited (SANRAL) continued with the upgrading of the road network while the Trans-Caledon Tunnel Authority increased capital spending on construction works.

Real gross fixed capital expenditure by general government increased at an annualised rate of 4,6 per cent in the first quarter of 2014, that is, at a slower pace of increase than the rate of 9,2 per cent recorded in the final quarter of 2013. Increased spending by central and local governments on both economic and social services infrastructure facilitated an improvement in service delivery. Capital investment in the first quarter of 2014 largely focused on the expansion and maintenance of road and transport facilities.

The level of inventories declined in the first quarter of 2014, albeit at a significantly slower pace than in the final quarter of 2013. Real inventory de-accumulation at 2005 prices slowed from R22,3 billion in the fourth quarter of 2013 to R14,4 billion in the first quarter of 2014. Destocking was evident in most sectors of the economy with the exception of the manufacturing and construction sectors. The slower run-down in aggregate inventory levels added no less than 1,6 percentage points to growth in real gross domestic production over the period.

In the mining sector inventory levels at platinum mines in particular contracted during the period. Following industrial action, these mining companies were prompted to tap into the available stock of both platinum and platinum ore in order to fulfil offshore export obligations. The depletion of inventories in the electricity, gas and water sector followed a shortage of liquefied petroleum gas due to unforeseen problems at four local refineries and the late arrival of imported products over the period.

Inventory accumulation in the manufacturing sector partly reflected an increase in the volume of imported crude oil in the first quarter of 2014. Industrial and commercial inventories as a percentage of the annualised non-agricultural gross domestic product consequently increased from 12,8 per cent in the fourth quarter of 2013 to 13,2 per cent in the first quarter of 2014.

Factor income

Measured over four quarters, growth in total nominal factor income increased from 7,1 per cent in the fourth quarter of 2013 to 7,3 per cent in the first quarter of 2014. This acceleration mainly reflected higher growth in the gross operating surpluses of business enterprises over the period.

The year-on-year growth in total compensation of employees slowed from 8,5 per cent in the fourth quarter of 2013 to 7,2 per cent in the first quarter of 2014. Although a moderation in growth in compensation was recorded in most sectors of the economy, it was especially prominent in the mining sector where wage negotiations at the three largest platinum mines since the start of 2014 resulted in prolonged industrial action and suspension of wage payments. The moderation in compensation of employees was furthermore broadly consistent with the relatively stable employment conditions that prevailed in the rest of the formal economy over the period. Accordingly, the ratio of total remuneration of employees to total factor income decreased from 53,3 per cent in the fourth quarter of 2013 to 51,9 per cent in the first quarter of 2014. The average wage settlement rate was 7,9 per cent in the first quarter of 2014, the same rate recorded for 2013 as a whole.

Growth over four quarters in the total gross operating surplus of business enterprises accelerated from 5,5 per cent in the fourth quarter of 2013 to 7,4 per cent in the first quarter of

Quarterly Bulletin June 2014

2014. Although increased growth was recorded in most sectors of the economy, it was most profound in the finance, insurance, real-estate and business services sector. By contrast, the momentum of growth in the gross operating surplus of the mining sector decreased significantly as industrial action weighed down production, particularly in platinum mining. Consequently, the share of the gross operating surplus in total factor income increased from 46,7 per cent in the fourth quarter of 2013 to 48,1 per cent in the first quarter of 2014.

Gross saving

Gross saving as a percentage of gross domestic product (i.e., the national saving ratio) advanced from 13,2 per cent in the fourth quarter of 2013 to 14,6 per cent in the first quarter of 2014. The higher saving ratio followed a noticeable improvement in the gross saving by incorporated business enterprises alongside a moderation in the pace of dissaving by general government. Gross saving by the household sector remained stable. South Africa’s saving ratio, which receded in all four quarters of 2013, picked up in the first quarter of 2014, thereby lowering the country’s dependency on foreign capital to finance gross capital formation, from 28,0 per cent in the fourth quarter of 2013 to 23,6 per cent in the first quarter of 2014.

The saving ratio of the corporate sector increased from 13,7 per cent in the fourth quarter of 2013 to 14,9 per cent in the first quarter of 2014. Measured over a year, the growth in income from operating surpluses accelerated while dividend payments registered a decline in the quarter under review. In addition, growth in tax payments by business enterprises was subdued compared to payments made in the fourth quarter of 2013, culminating in an improved saving performance.

General government continued to dissave. The rate of dissaving by government, however, moderated from 2,2 per cent of gross domestic product in the fourth quarter of 2013 to 1,9 per cent in the first quarter of 2014. Higher tax revenue, specifically custom and excise duties and value-added tax (VAT), alongside lower consumption expenditure favourably influenced the level of saving by general government. This was only partly countered by a surge in interest paid on government debt.

The gross saving ratio of the household sector remained unchanged at 1,6 per cent in both the final quarter of 2013 and the first quarter of 2014. Although consumption expenditure by households moderated somewhat, the simultaneous slower pace of increase in personal disposable income resulted in the saving ratio being sustained over the period.

Quarterly Bulletin June 2014

Employment

Notwithstanding the notable acceleration in quarter-to-quarter output growth in the South African economy in the fourth quarter of 2013, formal non-agricultural employment remained almost unchanged over the period. According to the Statistics South Africa (Stats SA) Quarterly Employment Statistics (QES) survey, the number of people formally employed in the non-agricultural sector of the economy increased by only 0,2 per cent on a seasonally adjusted and annualised basis in the final quarter of 2013, representing a mere 5 100 additional job opportunities. The number of formal non-agricultural employment opportunities thus amounted to approximately 8,46 million in the fourth quarter of 2013, still some 26 000 job opportunities below the level reached at the most recent peak in the employment cycle in the third quarter of 2008.2 Moreover, employment growth in the domestic economy slowed notably for a second successive year; the annual average growth rate in total formal non-agricultural employment halved from 2,2 per cent in 2011 to 1,1 per cent in 2012, before slowing further to 0,4 per cent in 2013.

The marginal pick-up in formal non-agricultural employment in the fourth quarter of 2013 resulted entirely from an annualised increase of 2,0 per cent in public-sector employment. While public-sector enterprises recorded a marginal decline in employment, this was overshadowed by an increase in employment across all tiers of government, with the most pronounced increase registered at local government level. Throughout the 2008/09 recession and beyond, public-sector employment increased continually in a contra-cyclical fashion and most recently recorded firm annual average growth rates of 1,9 per cent in 2012 and 2,1 per cent in 2013.

Disappointingly, the private sector continued to shed jobs for a third successive quarter, with the annualised pace of labour paring accelerating marginally to 0,4 per cent in the fourth quarter of 2013. As shown in the accompanying table, job losses were once again fairly pervasive throughout the private sector, occurring in the gold-mining sector (recording the highest rate of contraction at 14,0 per cent); the construction sector; the finance, insurance, real-estate and business services sector; and the trade, catering and accommodation services sector. However, jobs were created in the private community, social and personal services sector; the private transport, storage and communication sector; and the non-gold component of the mining sector.

Quarterly Bulletin June 2014

Change in enterprise-surveyed formal non-agricultural employment by sector*

	Change over one quarter at annualised rate 4th qr 2013		Change over four quarters to 4th qr 2013		Cumulative job losses (-) gains (+)
Sector	Number	Per cent	Number	Per cent	4th qr 2008 to 1st qr 2010	2nd qr 2010 to 4th qr 2013
Finance, insurance, real-estate and business services	-5 100	-1,1	5 900	0,3	-163 400	82 300
Manufacturing	—	0,0	-1 300	-0,1	-118 300	-36 100
Trade, catering and accommodation services	-3 000	-0,7	21 200	1,3	-75 700	59 400
Construction	-2 700	-2,5	-10 200	-2,4	-52 100	5 000
Total mining	-3 100	-2,5	-16 100	-3,1	-35 900	7 500
Gold mining	-4 800	-14,0	-17 300	-12,3	-8 900	-36 400
Other mining	1 600	1,7	1 200	0,3	-27 000	43 900
Private transport, storage and communication services	1 700	2,7	-2 900	-1,1	-2 000	1 800
Community, social and personal services	6 700	6,5	5 600	1,3	13 400	19 600
Private sector	-5 500	-0,4	2 200	0,0	-434 000	139 600
Provinces	1 900	0,7	13 100	1,2	51 600	93 800
Local governments	7 500	11,4	13 900	5,2	15 000	43 400
National departments	1 600	1,5	7 900	1,8	-800	43 500
Other public-sector enterprises including electricity	-300	-0,6	7 400	3,7	-11 100	22 500
Public transport, storage and communication services	-200	-0,6	-3 600	-3,0	-4 900	15 600
Total public sector	10 600	2,0	38 800	1,8	49 800	218 700
Grand total	5 100	0,2	40 900	0,5	-384 200	358 200

*	Seasonally adjusted. Components may not add to totals due to rounding

Source: Statistics South Africa, Quarterly Employment Statistics (QES) survey

In addition to rising cost pressures, a turbulent industrial relations environment, ongoing electricity supply constraints and relatively weak domestic and international demand, private-sector employment growth continues to be hampered by low confidence levels in the South African economy. The graph on the following page displays the correlation between year-on-year growth in formal non-agricultural private-sector employment and the Rand Merchant Bank/Bureau for Economic Research (RMB/BER) Business Confidence Index. Disappointingly, business confidence receded to a level of 41 index points in the first quarter of 2014 – its lowest level since the second quarter of 2012. With business confidence remaining well below the neutral 50 point level, a meaningful acceleration in private-sector employment growth appears unlikely in the short run.

Labour paring in the mining sector continued for a third successive quarter in the fourth quarter of 2013, albeit at a more moderate pace. Job losses in the gold-mining sector continued unabatedly, with the year-on-year rate of decline accelerating steadily from 1,1 per cent in the third quarter of 2012 to an alarming 12,3 per cent in the fourth quarter of 2013. Employment in the non-gold component of the mining sector ticked higher at an annualised rate of 1,7 per cent in the fourth quarter of 2013 following two successive quarterly declines.

Quarterly Bulletin June 2014

The mining industry continues to be plagued by a troublesome industrial relations environment, as evidenced by the ongoing industrial action in the platinum-mining sector – the most protracted in South African mining history. Industrial action of this magnitude often results in adverse spill-over effects to other economic sectors in the affected region, with concomitant damaging socioeconomic consequences, as has recently been experienced in the Rustenburg area. In addition to numerous headwinds facing the domestic mining sector, including lower international commodity prices, exacerbated by slowing Chinese output growth, the difficult labour relations environment could add to the pace of mechanisation in the industry. Furthermore, some platinum producers have indicated that certain shafts could be permanently closed following the prolonged strike, possibly resulting in a further decrease in mining-sector employment. The accompanying graph shows that despite a notable increase in mining output in 2013, employment in the mining sector contracted by a cumulative 16 400 job opportunities in the three quarters to the fourth quarter of 2013.

Quarterly Bulletin June 2014

Employment levels in the manufacturing sector remained virtually unchanged in the fourth quarter of 2013 with the pace of labour paring in this sector moderating to 0,1 per cent in the year to the fourth quarter of 2013. Transnet’s recent order for more than 1 000 new locomotives, worth roughly R50 billion, should in time provide a fillip to the domestic manufacturing sector and job creation. In the short term, however, the protracted industrial action in the platinum-mining industry resulted in some large platinum producers declaring force majeure on supply contracts, possibly resulting in shortages of raw materials at certain manufacturers. Nevertheless, within the context of a more competitive exchange value of the rand, the Manufacturing Survey of the BER for the first quarter of 2014 noted that business confidence in manufacturing rose to 41 index points, up from 36 index points in the fourth quarter of 2013. According to the survey, export sales and order volumes rose sharply to decade-high levels in the first quarter of 2014. In addition, the employment sub-index of the Kagiso Purchasing Managers’ Index advanced to 50,2 index points in the first quarter of 2014 – the first above-50 quarterly average since the first quarter of 2010.

Employment in the finance, insurance, real-estate and business services sector – the largest employment provider in the private sector – decreased for a third successive quarter in the fourth quarter of 2013, with a cumulative 14 800 job opportunities lost during the last three quarters of 2013. Similarly, employment in the construction sector decreased for a fourth consecutive quarter in the fourth quarter of 2013, with around 10 200 formal-sector construction jobs lost in 2013. In addition, the FNB/BER Civil Construction Confidence Index declined notably by 11 index points to a level of 55 in the first quarter of 2014. The majority of respondents in the sector, however, still remained satisfied with prevailing business conditions in the first quarter of 2014, despite a smaller-than-expected increase in construction work and a concomitant slight deterioration in profitability. Encouragingly, civil contractors expect construction activity and profitability to improve notably in the second quarter of 2014. Moreover, the FNB/BER Building Confidence Index increased to 52 index points in the first quarter of 2014 – its first value above 50 since the third quarter of 2008. Higher confidence levels and expectations of increased construction activity could translate into increased employment in the construction sector in coming quarters.

Although employment in the trade, catering and accommodation services sector decreased marginally in the fourth quarter of 2013, the year-on-year growth rate accelerated from 0,5 per cent in the third quarter of 2013 to 1,3 per cent in the fourth quarter. The moderating trend in household consumption expenditure was partly neutralised by increased foreign

Quarterly Bulletin June 2014

tourism expenditure benefiting from the depreciation in the exchange value of the rand, thereby supporting employment creation in this sector. Nevertheless, the Retail Survey of the BER for the first quarter of 2014 showed lower business confidence levels among retailers, wholesalers and new vehicle dealers, alongside a marked slowdown in sales and order volumes. Furthermore, retailers and wholesalers expected labour paring to continue in the first quarter of 2014.

According to the Quarterly Labour Force Survey (QLFS) conducted by Stats SA the number of persons employed in South Africa decreased by 122 000 from the fourth quarter of 2013 to the first quarter of 2014, reducing the aggregate level of employment to around 15,1 million persons. However, total employment increased by 496 000 in the year to the first quarter of 2014, with the year-on-year growth rate moderating from 4,5 per cent in the fourth quarter of 2013 to 3,4 per cent in the first quarter of 2014. Contrary to recent outcomes of the enterprise-surveyed QES, the QLFS indicated that employment growth occurred largely in the formal non-agricultural sector of the economy, with 538 000 such employment opportunities created in the year to the first quarter of 2014. Conversely, 55 000 agricultural employment opportunities were lost, while only 2 000 informal jobs were created over the same period. Following the decrease in employment, the official unemployment rate in the South African economy increased notably from 24,1 per cent in the fourth quarter of 2013 to 25,2 per cent in the first quarter of 2014, and from 25,0 per cent in the first quarter of 2013. However, the seasonally adjusted unemployment rate increased only marginally, from 24,7 per cent in the fourth quarter of 2013 to 25,0 per cent in the first quarter of 2014. Youth unemployment increased notably as a large number of young job-seekers entered the labour force in the beginning of the year, lifting the youth unemployment rate from 48,9 per cent in the fourth quarter of 2013 to 53,2 per cent in the first quarter of 2014.

Box 2: Enterprise- and household-surveyed formal non-agricultural employment

Statistics South Africa (Stats SA) collects official labour-market statistics through two separate surveys, namely the Quarterly Employment Statistics (QES) survey and the Quarterly Labour Force Survey (QLFS). The QES employs a sample of roughly 20 200 private and public enterprises in the formal non-agricultural sector of the South African economy that are registered for value-added tax (VAT). The number of employees on the payroll of these enterprises is surveyed on the last day of each quarter. Conversely, the QLFS is a household-based survey with a sample of roughly 30 000 dwellings. It surveys the total number of employed and unemployed persons via interviews conducted in the middle two weeks of every month in the quarter. The QLFS captures employees, business owners and self-employed persons in all sectors of the domestic economy, including agriculture and employment by private households. However, Stats SA does provide an estimate of formal non-agricultural employment from the QLFS, comparable to the employment estimate obtained from the QES survey.

Quarterly Bulletin June 2014

Due to differences in methodology, sample size and coverage it is not uncommon for the results of the two labour-market surveys to differ in the short run. Over the course of the business cycle, however, the two surveys are expected to broadly reflect similar trends in the number of people employed. Throughout 2013 the QES and the QLFS have shown notably diverging trends in the number of people formally employed in the non-agricultural sector of the economy. This box explores possible reasons for the diversion by analysing micro data from the QLFS.

Formal non-agricultural employment as measured by the QES survey reached a trough in the first quarter of 2010 at a level of 8,09 million persons.1 The most recent level measured by the QES in the fourth quarter of 2013 amounted to 8,50 million persons, representing an increase of 409 000 employment opportunities, or 5,1 per cent, over the current business cycle recovery. Similarly, formal non-agricultural employment as measured by the QLFS reached a trough in the third quarter of 2010 at a level of 9,48 million persons. In the fourth quarter of 2013 the number amounted to 10,77 million persons, representing an increase of 1,29 million employment opportunities, or 13,6 per cent, over the current business cycle recovery. However, for 2013 as a whole, formal non-agricultural employment as measured by the QES increased by a mere 39 500 employment opportunities, or 0,5 per cent, while that measured by the QLFS increased by 507 000 employment opportunities, or 4,9 per cent.

Additional insight is gained when analysing formal non-agricultural employment as measured by the QLFS according to the type of employment contract specified by respondents. Respondents indicating that they were employed with a permanent contract reached a trough in the third quarter of 2010 at a level of 6,62 million persons. This number increased by 570 000 persons, or 8,6 per cent, to a level of 7,19 million persons in the fourth quarter of 2013. Respondents indicating that they were employed with a limited-duration contract reached a trough much later, in the first quarter of 2011, at a level of 1,02 million persons. This number increased markedly by 576 000 persons, or 56,5 per cent, to a level of 1,60 million in the fourth quarter of 2013. In 2013 alone, the number of employees with a permanent contract increased by only 101 000, or 1,4 per cent. However, the number of employees with a limited-duration contract increased notably by 282 000, or 21,5 per cent, in 2013. Many QLFS respondents did not specify their employment contract type. The number of respondents in the unspecified category increased by 224 000 from 1,14 million in the second quarter of 2012 to a level of 1,36 million in the fourth quarter of 2013, an increase of 19,7 per cent. The notable increase in employment through limited-duration contracts suggests that the bulk of employment creation, particularly in 2013, could have occurred either via labour-broking or at smaller companies with less permanent employment contracts.

1	For comparison purposes only non-seasonally adjusted data were used in this analysis.

Quarterly Bulletin June 2014

It is noteworthy that the number of respondents indicating that they were employed by companies with more than 50 employees (larger companies) did not decline during the 2008/09 recession, but instead increased from a level of 3,53 million persons in the first quarter of 2008 to 4,53 million in the fourth quarter of 2013. The continued upward trend in this employment measure probably resulted in part from counter-cyclical employment creation by the public sector throughout the recession and beyond. However, in the last three quarters of 2013 the number of respondents indicating that they were employed by larger companies decreased by 3 000 persons. Respondents indicating that they were employed by companies with less than 50 employees (smaller companies) reached a trough in the third quarter of 2010 at a level of 5,24 million persons, before increasing by 451 000 persons, or 8,6 per cent, to a level of 5,69 million persons in the fourth quarter of 2013. However, in the last three quarters of 2013 alone, the number of respondents indicating that they were employed by smaller companies increased markedly by 395 000, or 7,5 per cent.

The analysis of QLFS micro data suggests that employment by smaller companies and other employers represents the majority of formal non-agricultural employment measured by the household-surveyed QLFS. Conversely, the enterprise-surveyed QES seems to measure employment by larger companies much more comprehensively than that by smaller employers. It appears that the discrepancy in formal non-agricultural employment trends between the two surveys, particularly in 2013, can largely be ascribed to a shift towards limited-duration employment contracts, coupled with a notable increase in employment by smaller employers, which might not be captured adequately by the QES.

Quarterly Bulletin June 2014

Labour cost and productivity

The year-on-year pace of increase in nominal remuneration per worker in the formal non-agricultural sector of the economy accelerated from 6,7 per cent in the third quarter of 2013 to 7,0 per cent in the fourth quarter on account of an acceleration in public-sector remuneration growth, while private-sector remuneration growth slowed somewhat in the year to the fourth quarter of 2013. On an annual average basis, the pace of increase in nominal remuneration per worker remained unchanged at 7,5 per cent in 2013, while growth in the real wage per employee in the formal non-agricultural sector moderated from 3,0 per cent in 2012 to 1,8 per cent in 2013.

Public-sector remuneration growth quickened from 3,2 per cent in the year to the third quarter of 2013 to 4,8 per cent in the year to the fourth quarter. Year-on-year growth in wages per worker at public-sector enterprises, and provincial and local governments accelerated to 9,3 per cent, 6,3 per cent and 5,0 per cent respectively over the period. On average, public-sector wage growth nonetheless slowed from 8,1 per cent in 2012 to 6,8 per cent in 2013.

Growth in salaries and wages per worker in the private sector moderated from 8,4 per cent in the year to the third quarter of 2013 to 7,8 per cent in the year to the fourth quarter. Remuneration growth moderated in the manufacturing sector (to 7,7 per cent); the trade, catering and accommodation services sector (to 6,7 per cent); the private transport, storage and communication services sector (to 6,3 per cent); and the private community, social and personal services sector (to 5,4 per cent). Conversely, growth in wages per worker accelerated in the gold-mining sector (to 23,0 per cent, with the average boosted by the discontinuation of some marginal activities); the finance, insurance, real-estate and business services sector (to 9,0 per cent); and the construction sector (to 6,5 per cent). Remuneration per worker in the private sector increased on average by 7,7 per cent in 2013, having increased by 7,2 per cent in 2012.

According to Andrew Levy Employment Publications, the overall average wage settlement rate in collective bargaining agreements amounted to 7,9 per cent in the first quarter of 2014, representing the fifth consecutive quarter that wage settlement rates remained at this level. Disconcertingly, the number of working days lost due to strike action rose notably to 3,5 million in the first quarter of 2014 compared with 875 000 in the first quarter of 2013. Due to the protracted strike in the platinum-mining industry, involving some 70 000 workers, and the current renegotiation of a new multi-year wage agreement in the Steel and Engineering Bargaining Council, the number of working days lost due to strike action in 2014 is likely to surpass the 5,2 million recorded in 2013.

Quarterly Bulletin June 2014

Output growth accelerated at a faster pace than total employment in the non-agricultural sector of the economy in the year to the fourth quarter of 2013, resulting in a marginal acceleration in productivity growth from 1,5 per cent in the third quarter of 2013 to 1,7 per cent in the fourth quarter. Simultaneously, productivity growth in the manufacturing sector accelerated from 0,6 per cent to 1,5 per cent over the same period. Nominal remuneration growth per worker in the formal non-agricultural sector of the economy accelerated at a slightly faster pace than output growth, resulting in a marginal quickening in year-on-year nominal unit labour cost inflation from 5,1 per cent in the third quarter of 2013 to 5,2 per cent in the fourth quarter. When applying the broader national accounts measure of compensation of employees per unit of real output, the year-on-year rate of increase in unit labour cost, however, decelerated from 6,8 per cent in the third quarter of 2013 to 6,2 per cent in the fourth quarter, marginally above the upper limit of the inflation target range.

Prices

Contrary to the continued benign inflationary environment in most advanced economies, many emerging-market economies have experienced rising inflationary pressures in recent months, resulting in many instances from notable currency depreciation. In this vein South African inflationary pressures have intensified in recent months, as petrol and food price inflation quickened notably, coupled with the lagged emergence of broader exchange rate pass-through to consumer and producer prices. To date, price pressures have been more pronounced in domestic producer price inflation than in consumer price inflation; headline producer price inflation for final manufactured goods accelerated to 8,8 per cent in April 2014, while headline consumer price inflation amounted to 6,1 per cent in the same month.3 Upside risk to the domestic inflation outlook remains high, not least due to potentially higher food price inflation and a broadening in exchange rate pass-through. Notwithstanding the marginal appreciation in the exchange rate of the rand from February 2014, the currency remains vulnerable to international developments and domestic idiosyncratic factors, including prolonged industrial action and electricity supply constraints.

Almost all measures of producer price inflation accelerated markedly in the opening months of 2014. Producer price inflation for final manufactured goods quickened from 5,8 per cent in November 2013 to 8,8 per cent in April 2014 as price inflation accelerated across a broad spectrum of subcategories, notably food products, clothing, chemical, rubber and plastic products, electrical machinery, and transport equipment. Producer price inflation for intermediate manufactured goods also accelerated markedly from 7,5 per cent in November 2013 to 10,5 per cent in February 2014, before receding somewhat to 10,2 per cent in April. The pick-up in

Quarterly Bulletin June 2014

intermediate manufactured goods price inflation resulted largely from an acceleration in price inflation of chemicals, rubber and plastic products, glass products, and metal products, while price inflation of textiles and leather goods remained elevated.

Owing mainly to continued relatively weak international commodity prices, producer price inflation for mining products remained more subdued than other measures of producer price inflation, but nevertheless accelerated to 6,6 per cent in April 2014. Conversely, producer price inflation for agriculture, forestry and fishing products accelerated markedly from 1,8 per cent in October 2013 to 11,7 per cent in March 2014, before moderating to 7,6 per cent in April. Producer price inflation for electricity and water remained fairly stable albeit at an elevated level of around 14,5 per cent in the opening months of 2014, before slowing to 10,4 per cent in April.

Stats SA introduced new export and import unit value indices from January 2014 onwards, replacing previously calculated export and import price indices. The unit value indices, which will be published two months after the reference month, are based on customs data obtained from the South African Revenue Service and include a much wider span of international trade transactions than was the case with the historical price indices. According to Stats SA, the new indices should be more responsive to changes in trading conditions, including currency fluctuations, than previous export and import price indices. The twelve-month rate of change in the unit value index for imported commodities accelerated notably throughout 2013 and amounted to 20,7 per cent in March 2014, reflecting the depreciation in the exchange value of the rand. Price increases in imported commodities were fairly pervasive among the various subcategories, with the main contributors to the annual increase in March 2014 being metal products, machinery and equipment, other transportable goods, and crude petroleum.

Headline consumer price inflation exceeded the upper limit of the inflation target range in July and August 2013, before moderating to 5,3 per cent in November. Subsequently, consumer price inflation accelerated gradually to 6,1 per cent in April 2014, largely due to a quickening in consumer goods price inflation, as especially food and petrol price inflation gathered pace. Consumer goods price inflation accelerated from 4,6 per cent in November 2013 to 6,3 per cent in April 2014, as non-durable goods price inflation in particular quickened from 5,4 per cent to 7,3 per cent on account of higher petrol and food prices. Semi-durable goods price inflation remained fairly stable around the 3-per-cent level throughout 2013 before accelerating to 4,6 per cent in April 2014, following a quickening in especially clothing and footwear price inflation. Durable goods price inflation accelerated steadily throughout 2013 and into the opening months of 2014, amounting to 3,8 per cent in April 2014, largely due to a notable acceleration in new motor vehicle price inflation.

Quarterly Bulletin June 2014

Following a prolonged period of fairly subdued price increases after the depreciation in the exchange value of the rand, the lagged pass-through to consumer goods price inflation became visible in a broader number of subcategories within the consumer goods price basket in the latter half of 2013 and the opening months of 2014. As such, when excluding the impact of food, non-alcoholic beverages, petrol and electricity prices from the calculation of consumer goods price inflation, the resultant measure of ‘underlying’ goods price inflation remained fairly subdued for a protracted period, whereafter it accelerated notably from 3,1 per cent in June 2013 to 5,3 per cent in March 2014, before moderating somewhat to 5,2 per cent in April. Price inflation for clothing and footwear, household contents and equipment, new motor vehicles, and miscellaneous goods all picked up pace in recent months, following a prolonged period of muted price increases.

Consumer services price inflation remained fairly stable around the upper limit of the inflation target range in recent months, accelerating marginally from 5,7 per cent in February 2014 to 5,9 per cent in both March and April. Within the consumer services basket, price inflation for housing and utilities, restaurants and hotels, and transport services accelerated in the opening months of 2014. Conversely, price inflation for education, communication, recreation and culture, as well as miscellaneous services moderated over the same period.

Quarterly Bulletin June 2014

The recent pick-up in domestic inflationary pressures could largely be ascribed to the re-emergence of domestic food price pressures, despite relatively subdued global food price inflation. As such, agricultural producer price inflation accelerated markedly from 1,0 per cent in October 2013 to 13,3 per cent in March 2014, with price inflation for most agricultural commodities gathering pace in the opening months of 2014. In particular, price inflation for cereals and other crops accelerated markedly to 26,5 per cent in March 2014, reflecting the continued impact of rising wheat and maize prices following earlier drought conditions in the North West province. In addition, after moderating somewhat in January and February 2014, fruit and vegetable price inflation accelerated briskly in March, as heavy rainfalls in large parts of the country caused vegetable shortages in particular. Encouragingly, producer price inflation for cereals and other crops receded markedly in April 2014, reflecting lower maize prices following indications of a larger domestic maize crop than initially expected. Price inflation of live animals quickened notably in March and April 2014 on account of a low base and rapidly rising animal feed cost. Final manufactured producer food price inflation accelerated briskly from 5,2 per cent in November 2013 to 9,5 per cent in April 2014. The quickening in final manufactured producer food price inflation was broad-based, occurring in all ten of the manufactured producer food price categories in the opening months of 2014.

The pick-up in producer food price inflation was subsequently passed on to consumer food price inflation without much delay; consumer food price inflation more than doubled from 3,5 per cent in December 2013 to 8,2 per cent in April 2014. The acceleration in consumer food price inflation was also pervasive, with price inflation quickening in all nine of the consumer food price categories in the opening months of 2014. Within the consumer food price basket, seven of the nine food categories – with a combined weight of 94 per cent in the consumer food price basket – recorded price increases in excess of the upper limit of the inflation target range of 6 per cent in April 2014. Accordingly, unprocessed consumer food price inflation accelerated from 1,2 per cent in December 2013 to 9,0 per cent in April 2014 in response to brisk price increases in agricultural commodities. Processed consumer food price inflation followed suit, accelerating from 5,3 per cent in January 2014 to 7,4 per cent in April, exacerbated by additional cost pressures such as high electricity prices, labour costs, packaging expenses and transportation costs following notably higher fuel prices and the introduction of the e-toll system in the Gauteng province.

Quarterly Bulletin June 2014

Consumer food prices

Percentage change over twelve months

		2014
	Weights	Feb	Mar	Apr
Bread and cereals	3,55	7,4	9,2	10,2
Meat	4,56	3,4	4,2	6,7
Fish	0,37	7,4	7,6	8,4
Milk, cheese and eggs	1,74	6,3	7,2	8,8
Oils and fats	0,55	2,5	4,5	6,2
Fruit	0,23	3,7	5,0	2,4
Vegetables	1,61	7,2	12,8	9,9
Sugar, sweets and desserts	0,65	4,9	6,2	5,9
Other foods	0,94	6,3	7,3	7,3
All food items	14,20	5,6	7,2	8,2

Following a prolonged period of declining international food prices, the United Nations’ Food and Agriculture Organisation (FAO) Food Price Index (denominated in US dollar) increased notably in February and March 2014, before receding marginally in April. The increase in the FAO Food Price Index resulted from higher prices in most of the commodity groups constituting the index. In particular, the sub-index for international cereals prices posted significant increases in the three months to April 2014 due to surging wheat and maize prices, reflecting the strong pace of international grain imports, growing concerns over the effect of continued drought conditions in the south-central United States on winter wheat crops, and unfavourable weather conditions in parts of Brazil. In addition, geopolitical tensions in the Black Sea region, in particular uncertainties regarding grain shipments from Ukraine, contributed to higher international cereals prices.

Most measures of underlying inflation have remained fairly stable at a level slightly below 5,5 per cent for a number of months up to February 2014, as fluctuating movements within the

Quarterly Bulletin June 2014

various goods and services price categories counter-balanced each other. However, underlying consumer price inflation accelerated marginally in March 2014. Subtracting the impact of the more volatile prices of food, non-alcoholic beverages and petrol from the calculation of targeted headline consumer price inflation, underlying inflation remained unchanged at 5,4 per cent for six consecutive months up to January 2014, moderated marginally to 5,3 per cent in February and subsequently quickened to 5,6 per cent in March. This measure of underlying inflation then moderated to 5,5 per cent in April 2014. Similarly, when also excluding the impact of electricity prices from the calculation, underlying consumer price inflation remained unchanged at 5,3 per cent for six consecutive months up to February 2014, before accelerating to 5,5 per cent in March and April. The trimmed mean measure of underlying inflation accelerated from 5,1 per cent in November 2013 to 5,8 per cent in April 2014.

Headline CPI inflation in COICOP categories

Percentage change over twelve months

		2014
	Weights	Feb	Mar	Apr
Food and non-alcoholic beverages	15,41	5,4	7,0	7,8
Alcoholic beverages and tobacco	5,43	6,5	5,8	5,1
Clothing and footwear	4,07	4,2	4,7	5,0
Housing and utilities	24,52	5,5	5,6	5,7
Household content, maintenance and equipment	4,79	3,8	4,0	4,0
Health	1,46	4,8	5,0	4,7
Transport	16,43	8,0	6,9	6,8
Communication	2,63	1,2	0,2	-0,4
Recreation and culture	4,09	2,4	2,3	2,6
Education	2,95	9,0	8,7	8,7
Restaurants and hotels	3,50	7,7	8,3	8,5
Miscellaneous goods and services	14,72	6,2	6,5	6,6
All items headline CPI	100,00	5,9	6,0	6,1

Quarterly Bulletin June 2014

An analysis of price changes based on the classification of individual consumption by purpose (COICOP) categories suggests that underlying inflationary pressures have remained relatively contained in the opening months of 2014. In April 2014, consumer price inflation accelerated in six of the twelve COICOP categories, moderated in four categories and remained unchanged in the remaining two categories. The twelve-month rates of increase in five of the COICOP categories exceeded the upper limit of the inflation target range of 6 per cent in April 2014, while five categories recorded price increases within the inflation target range and two categories registered rates of change below the lower limit of 3 per cent of the inflation target range. The accompanying graph shows the contribution of selected COICOP categories to the annual percentage change in the headline consumer price index. The recent acceleration in headline consumer price inflation was largely driven by food and petrol price inflation, with the contribution of food and non-alcoholic beverages more than doubling from 0,5 percentage points in December 2013 to 1,2 percentage points in April 2014. Conversely, the contribution of ‘all other’ categories – reflecting broader underlying inflationary pressures – decreased somewhat from 2,6 percentage points to 2,4 percentage points over the same period.

Administered price inflation accelerated from a recent low of 7,3 per cent in November 2013 to 9,3 per cent in January 2014, before moderating to 7,4 per cent in April. Movements in administered price inflation have largely mirrored those in domestic petrol price inflation, which accelerated to 14,7 per cent before slowing to 9,1 per cent over the same period. The moderation in petrol price inflation occurred despite a cumulative increase of 130 cents per litre in the inland price of 95-octane petrol between November 2013 and March 2014, largely on account of favourable base effects. However, the favourable base effects will likely be reversed sharply in May and June 2014, resulting in a possible acceleration in domestic petrol price inflation and thus also administered price inflation.

When excluding the effect of petrol prices from the calculation of administered prices, this rate of increase accelerated to 8,1 per cent in June 2013, before moderating gradually to 6,5 per cent in April 2014. Similarly, when also excluding electricity prices from the aforementioned calculation, administered price inflation accelerated to 8,5 per cent in June 2013, before slowing steadily to 6,3 per cent in April 2014. Nevertheless, most categories within the administered prices basket continued to register rates of increase well above the upper limit of the inflation target range of 6 per cent.

Average inflation expectations for 2014, as reflected in the Inflation Expectations Survey conducted by the BER in the first quarter of 2014, remained unchanged from the previous quarter and continued to be anchored around the upper limit of the inflation target range of 3 to 6 per cent. The BER mentioned that in the past, inflation expectations would have increased after the economy had experienced such a sharp depreciation in the exchange rate of the rand, rising input costs such as petrol prices and prolonged labour strikes as it had done since the previous survey. However, the BER noted that on this occasion the constrained domestic demand and the long period of stable inflation had prevented a pick-up in inflation expectations.

Inflation is still expected to average 6,1 per cent in 2014 and 2015, before decelerating to 5,9 per cent in 2016. However, while the average inflation expectations of financial analysts for 2014 increased from 5,6 per cent to 6,1 per cent, those of business representatives declined from 6,4 per cent to 6,2 per cent and those of labour union representatives remained unchanged at 6,1 per cent.

Quarterly Bulletin June 2014

Headline consumer price inflation expectations

Per cent, as surveyed in the first quarter of 2014

Average inflation expected for:	Financial analysts	Business representatives	Trade union representatives	All surveyed participants
2014	6,1	6,2	6,1	6,1
2015	5,8	6,4	6,1	6,1
2016	5,4	6,2	6,1	5,9

Source: Bureau for Economic Research, Stellenbosch University

Analysts expect inflation to moderate from 6,1 per cent in 2014 to 5,8 per cent in 2015 and further to 5,4 per cent in 2016. In contrast, business representatives expect inflation to accelerate from 6,2 per cent in 2014 to 6,4 per cent in 2015, before moderating to 6,2 per cent in 2016. Trade unions expect inflation to remain at 6,1 per cent over the whole forecast period. While the five-year inflation expectations of financial analysts and business representatives remained at 5,5 per cent and 6,5 per cent respectively, those of trade union representatives moderated from 6,6 per cent to 6,1 per cent in the latest survey. Encouragingly, after rising from 6,5 per cent in the third quarter of 2013 to 6,9 per cent in the fourth quarter, household inflation expectations for the next twelve months decreased marginally to 6,7 per cent in the first quarter of 2014.

Quarterly Bulletin June 2014

Foreign trade and payments

International economic developments

Global economic growth moderated significantly from an annualised rate of 3,4 per cent in the fourth quarter of 2013 to 2,1 per cent in the first quarter of 2014. The deceleration in real output growth could mainly be attributed to adverse weather conditions in the United States (US), structural challenges in China, and geopolitical tensions and setbacks to production in several emerging-market economies, including Argentina, Russia, Thailand, Turkey and Venezuela. On the other hand, pre-emptive buying due to the consumption tax increase in Japan countered some of these weaknesses.

The International Monetary Fund (IMF) marginally lowered its global growth forecast in the April 2014 World Economic Outlook to 3,6 per cent in 2014 and 3,9 per cent in 2015. Growth in advanced economies is expected to pick up further over the medium term. According to the latest consensus forecast, the US economy is projected to grow by 2,5 per cent in 2014 and 3,1 per cent in 2015 while growth in the euro area is forecast at 1,1 per cent and 1,4 per cent respectively. For emerging-market economies, growth forecasts for 2014 were revised down to 4,9 per cent; these countries are, however, still expected to contribute more than two-thirds of global growth. The downside risks to growth in emerging-market economies have increased, owing mainly to a larger-than-projected slowdown in investment and spending on durable goods due to recent monetary policy tightening in some emerging-market economies, together with lower growth in China and geopolitical risks related to Ukraine.

The US economy contracted at an annualised rate of 1,0 per cent in the first quarter of 2014. It is the worst economic performance in three years, but is likely to be temporary. The decline in output resulted from negative contributions emanating from net exports, private inventory investment and fixed investment, owing partly to adverse weather conditions. The focus of monetary policy has shifted from the unemployment rate as the main indicator of economic slack to a broader range of indicators, including long-term unemployment, labour force participation, voluntary employment termination and wage growth. Recent developments in these indicators have facilitated the continued tapering by the US Federal Reserve of its asset-purchase programme by US$10 billion per policy meeting; the first increase in interest rates is widely expected to occur in 2015.

Quarterly Bulletin June 2014

The Japanese economy grew by 6,7 per cent in the first quarter of 2014 (versus 0,3 per cent in the fourth quarter of 2013), buoyed by pre-emptive buying due to the consumption tax increase that came into effect in April 2014. Consumer price inflation accelerated further to 3,4 per cent in April 2014 – a substantial turnaround from the average deflation rate of 0,6 per cent recorded in the first five months of 2013. The expected drag on consumption expenditure in the absence of a strong pick-up in exports will hamper the success of the Bank of Japan’s policy of expanding its monetary base in order to increase inflation and support economic growth.

The recovery in the euro area failed to gather momentum in the first quarter of 2014 as output growth remained subdued at 0,7 per cent. German economic growth accelerated rapidly, but was not strong enough to offset dismal growth in France and contractions in Italy and the Netherlands. Inflation in the euro area remained substantially below the objective of the European Central Bank (ECB) due to relatively weak domestic demand, the strengthening in the exchange rate of the euro as well as falling food and energy prices. Consumer price inflation in the euro area gradually decelerated from the end of 2011 before increasing by 0,5 per cent in May 2014. The ECB Governing Council recently announced a wide range of measures to provide additional monetary policy accommodation and support lending to the real economy. This package includes further reductions in key policy rates, targeted longer-term refinancing operations and preparatory work to buy asset-backed securities. The ECB has also become the first major central bank to lower its deposit rate below zero.

Real output in the United Kingdom (UK) expanded by 3,3 per cent in the first quarter of 2014, noticeably faster than the rate of increase of 2,7 per cent recorded in the fourth quarter of 2013. Economic growth was largely underpinned by positive contributions from final consumption expenditure by households, investment in inventories and the contraction of imports. After reaching a 53-month low of 1,6 per cent in March 2014, UK headline inflation accelerated to 1,8 per cent in April 2014. The Bank of England maintained both the official Bank Rate at 0,50 per cent and the stock of asset purchases financed by the issuance of central bank reserves at £375 billion. However, with the unemployment rate falling much faster than expected as the recovery gained momentum, the Bank of England had to adjust its forward guidance policy. In the second phase of forward guidance, the Bank intends to monitor a broad range of economic indicators to gauge how much spare capacity exists in the economy before adjusting the Bank Rate.

Emerging-market output growth fell to its slowest pace in five years in the first quarter of 2014. Real output growth in emerging and developing Asia moderated mainly due to a disappointing outcome in China, where growth slowed from 7,6 per cent in the fourth quarter of 2013 to a six-year low of 5,9 per cent in the first quarter of 2014. The weaker growth could be ascribed

Quarterly Bulletin June 2014

to slower credit growth, government’s anti-corruption and anti-pollution campaigns, excess capacity in some industries, a slowdown in export growth and slower growth in fixed investment. The slowdown in fixed capital formation, accompanied by a pick-up in retail sales, suggests that economic restructuring is under way within the economy. The Chinese government announced a mini-stimulus package in March 2014 to support economic activity and reach its growth target. The package includes additional spending on railway construction, the upgrading of housing for low-income households and tax relief for struggling small businesses. Real output growth in India accelerated to 5,0 per cent in the first quarter of 2014, up from 4,2 per cent in the preceding quarter. Although consumer price inflation remained elevated at 8,4 per cent in the first quarter of 2014, this was significantly lower than the average of 10,1 per cent registered in 2013. India raised its repo rate by 25 basis points to 8,0 per cent in January 2014, while conditions in Thailand warranted a drop of 25 basis points to 2,0 per cent in March 2014.

Economic activity in emerging Europe is expected to be adversely affected by the economic slump in Russia, where real output contracted by 3,4 per cent in the first quarter of 2014. The sanctions imposed by the US and European Union are weighing on Russia’s economic performance. Meanwhile, economic activity in Turkey is expected to stagnate in the first quarter of 2014. Consumer price inflation in the region remained stable at 5,3 per cent in the first quarter of 2014. Headline consumer price inflation in Turkey accelerated to 8,0 per cent in the first quarter of 2014 from 7,5 per cent in the fourth quarter of 2013, mainly due to currency weakness as well as higher energy and food prices. However, Hungary, Poland and the Czech Republic remain on the brink of deflation. Since January 2014, monetary policy has been tightened in Turkey and Russia, but has been eased in Hungary where the key policy rate was reduced by a cumulative 60 basis points to 2,4 per cent. However, the Turkish central bank recently surprised financial markets as it decided to unwind some of its earlier significant policy tightening. With official interest rates already close to zero, the Czech National Bank continued its intervention in the foreign-exchange market to weaken the koruna in the struggle against deflationary pressures.

Brazil’s monetary policy tightening cycle appears to be coming to an end, with the policy rate having risen to 11 per cent, 350 basis points higher in less than one year. Inflation has remained stubbornly above the midpoint of the central bank’s 4,5 per cent target, with food prices exerting greater inflationary pressure in recent months. Domestic economic growth continues to be weak and the IMF expects a deterioration in 2014 to 2,3 per cent. The outlook is even gloomier for Argentina and Venezuela as both economies experience significant macroeconomic imbalances. Argentina is forecast to grow by just 0,5 per cent in 2014 and the Venezuelan economy is expected to contract by 0,5 per cent in 2014 and 1,0 per cent in 2015. In Chile, anchored inflation expectations have permitted further easing of monetary policy to bolster growth, despite currency depreciation in the context of a substantial current-account deficit. Overall, Latin American economies are at risk from falling commodity prices and less favourable financing conditions although some are well placed to benefit from higher growth in the US.

The IMF expects growth in sub-Saharan Africa to remain robust in 2014, but the growth forecast for the year as a whole was revised downwards by 0,7 percentage points to 5,4 per cent. Inflation in the region accelerated in the first quarter of 2014, with rapid increases registered in Ghana and Zambia where food and energy price inflation surged. The central banks of both countries have tightened monetary policy since the beginning of 2014.

The volume of world trade contracted at an annualised rate of 3,3 per cent in the three months to March 2014 when compared to the preceding three months. This was the result of a decline in the volume of exports in both advanced and emerging economies.

The price of Brent crude oil was relatively stable at around US$106–US$111 per barrel during the first two months of 2014 before declining to levels below US$104 per barrel towards the beginning of April. This was largely due to disappointing Chinese demand as well as easing tensions in Ukraine. However, prices reversed course as US demand picked up and the situation in Ukraine deteriorated once more. The price is expected to be contained in the medium term, with Brent crude oil futures prices for delivery in the fourth quarter of 2014 trading at around US$106 per barrel in early June. Global demand for oil together with non-OPEC (Organization of the Petroleum Exporting Countries) oil supply are expected to increase in 2014, with stronger non-OPEC oil supply driven mainly by increasing US shale oil production.

Quarterly Bulletin June 2014

Current account4

Notwithstanding the weak domestic economic conditions, the import value of intermediate and capital goods surged in the first quarter of 2014, giving rise to a widening of South Africa’s trade deficit. Increased expenditure on infrastructural development projects and an exceptionally large increase in the value of imported crude oil substantially raised the value of merchandise imports in the first quarter of 2014, whereas the value of merchandise exports advanced at a more moderate pace over the period. As a result, the annualised shortfall on the trade account widened from R45 billion in the fourth quarter of 2013 to R75 billion in the first quarter of 2014.

Balance of payments on current account

Seasonally adjusted and annualised R billions

	2013					2014
	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Merchandise exports	802	826	885	901	854	967
Net gold exports	67	70	63	56	64	51
Merchandise imports	-941	-983	-1 039	-1 002	-991	-1 092
Trade balance	-72	-87	-91	-45	-74	-75
Net service, income and current transfer payments	-116	-120	-125	-134	-124	-86
Balance on current account	-187	-207	-216	-179	-197	-161
As percentage of gross domestic product	-5,7	-6,2	-6,4	-5,1	-5,8	-4,5

Components may not add up to totals due to rounding

Contrary to developments on the trade account in the first quarter of 2014, the deficit on the services, income and current transfer account with the rest of the world narrowed considerably on account of notably lower net dividend payments to non-resident investors. The contraction in the deficit on this account more than neutralised the deterioration in the trade balance, resulting in a narrowing in the deficit on the current account of the balance of payments from R179 billion in the fourth quarter of 2013 to R161 billion in the first quarter of 2014. As a ratio of gross domestic product, the deficit on the current account narrowed to 4,5 per cent over the period.

Quarterly Bulletin June 2014

Having contracted by 5,5 per cent in the fourth quarter of 2013, the volume of merchandise imports rebounded strongly and increased by 4,4 per cent in the first quarter of 2014, reflecting pronounced increases in the categories for mining and manufactured goods. Mining imports were buoyed by a sharp increase in the volume of imported crude oil, which rose by no less than 18,7 per cent in the first quarter of 2014, following a decline of 1,4 per cent in the final quarter of 2013. The exceptionally high level of crude oil imports in the first quarter of 2014 reflected, in part, stockpiling in anticipation of maintenance work scheduled to be conducted on the single buoy mooring facility at the Durban harbour. Relative to the volume of total merchandise imports, crude oil imports inched higher from 7,7 per cent in the final quarter of 2013 to 8,8 per cent in the first quarter of 2014.

The volume of non-oil imports rose by 3,2 per cent in the first quarter of 2014 following a decline in the preceding quarter. A pronounced increase was recorded in the category for vehicles and transport equipment, reflecting the key role being played by domestic vehicle and component manufacturers in supplying vehicles and transport equipment to the local and international market as part of integrated multinational supply chains.

Quarterly Bulletin June 2014

The depreciation in the external value of the rand continued to exert upward pressure on the rand price of merchandise imports in the opening months of 2014; import prices rose by 4,5 per cent in the first quarter of 2014 following an increase of 2,0 per cent in the preceding quarter. Collectively, the increase in the unit price and volume of merchandise imports lifted the value of imported goods by 9,0 per cent in the first quarter of 2014.

The fixing price of gold on the London market, which trended downward in 2013, advanced by 1,7 per cent to US$1 293 per fine ounce in the first quarter of 2014 alongside speculation regarding the possible relaxation of restrictions on gold imports by the Indian government. Increased political tension between the West and Russia over Ukraine furthermore supported the demand for gold as a safe-haven asset. The fixing price of the metal was also buoyed by several central banks, including those of Russia and Kazakhstan, increasing their gold holdings over the period. The average realised rand price of gold advanced by 8,2 per cent from the fourth quarter of 2013 to the first quarter of 2014. However, the structural decline in gold production in South Africa continued in both the final quarter of 2013 and the first quarter of 2014, with the physical quantity of South Africa’s net gold exports shrinking by 15,5 per cent in the first quarter of 2014. The value of net gold exports consequently decreased from R56 billion in the fourth quarter of 2013 to R51 billion in the first quarter of 2014 or by 8,6 per cent.

The volume of merchandise exports advanced by a lacklustre 2,1 per cent in the first quarter of 2014 as supply constraints in the mining sector adversely affected exports of domestically produced mining products. Increases in the volumes of manganese ore and ferrochrome exports more than offset declines in the export volumes of iron ore, coal and platinum group metals, giving rise to a marginally higher volume of overall mining exports. The increase in the volume of manganese ore and ferrochrome exports to, inter alia, China could in part be explained by an anticipated rally in the prices of these commodities. Simultaneously, the volume of coal exports decreased noticeably, following a nine-day shutdown at the Richards Bay Coal Terminal due to power outages. The volume of mining exports in the first quarter of 2014 was furthermore

Quarterly Bulletin June 2014

weighed down by the prolonged industrial strike action at several platinum mines resulting in a decline in production and exports of platinum group metals destined, inter alia, for Europe and Asia. The export volume of manufactured products advanced in the first quarter of 2014 mainly on account of higher vehicle and transport equipment exports, such exports increase more briskly than similar imports as reflected in the accompanying graph. Quantities exported for other subcategories of manufactured goods increased only marginally over the period.

The international prices of South African export commodities displayed diverse trends in the first quarter of 2014; the prices of iron ore, coal and copper receded whereas the prices of platinum and nickel rose over the period. The lower price of iron ore could partly be explained by slower growth in China. The US dollar price of nickel, which trended lower from the second quarter of 2013, rebounded in the opening months of 2014. This turnaround was largely caused by supply concerns following the decision by Indonesia, the world’s largest producer of nickel, to ban exports of unprocessed ore in order to encourage domestic processing. The US dollar price of a basket of South African produced export commodities nevertheless continued to trend downwards in the first quarter of 2014 – marking the fourth consecutive quarterly decline.

Quarterly Bulletin June 2014

Owing to the depreciation in the external value of the rand, the rand price of merchandise exports advanced by 5,0 per cent in the first quarter of 2014 following an increase of 1,0 per cent in the final quarter of 2013. The value of merchandise exports consequently rose by 7,2 per cent in the first quarter of 2014, having increased by 1,8 per cent in the fourth quarter of 2013.

The shortfall on the services, income and current transfer account of the balance of payments narrowed by no less than R48 billion or about 36 per cent in the first quarter of 2014. Relative to gross domestic product, the deficit shrank from 3,8 per cent in the fourth quarter of 2013 to about 2,4 per cent in the first quarter of 2014, well below the average long-term ratio of about 4,3 per cent.

The notably smaller deficit in the first quarter of 2014 could be attributed to a substantial increase in gross dividend receipts from abroad which coincided with a decrease in gross dividend payments to non-resident investors. The steady upward trend in dividend receipts that resumed since 2011 culminated in an all-time high in the first quarter of 2014, substantially reducing the deficit on the overall ‘services account’ over the period.

Net payments for services remained broadly unchanged in the first quarter of 2014 as the rise in net travel receipts was partly countered by, among other factors, an increase in gross payments for freight-related activities. The higher payments for transportation coincided with an increase in merchandise imports over the period. In addition, gross payments for technical related services in the category ‘other services’ increased further as infrastructural investment progressed.

Financial account

Uncertainty around the US Federal Reserve’s tapering of its asset purchase programme contributed to heightened risk aversion towards emerging-market economies in January and early February 2014 as international investors turned to safe-haven assets, disposing emerging-market debt and equity securities. This trend, which also made itself felt in South Africa, moderated when the US Federal Reserve committed itself to a gradual exit approach. Towards the end of February 2014, international investors showed renewed interest in purchasing South African debt securities while continuing to acquire domestic equity securities. Investment in these assets was further incentivised by the depreciated level of the rand and – since February – indications that the currency’s exchange value would stabilise or appreciate. The renewed inflow of portfolio capital in the latter part of the first quarter of 2014 was sufficient to counter the outflow of capital in the early part of the quarter. The net inflow of foreign capital through the

Quarterly Bulletin June 2014

financial account of the balance of payments (including unrecorded transactions) amounted to R39,0 billion in the first quarter of 2014, compared with an inflow of R35,9 billion in the fourth quarter of 2013. Net other investment inflows were largely responsible for the financial inflows, followed to a lesser extent by net direct investment and portfolio flows. As a ratio of gross domestic product, the balance on the financial account came to 4,5 per cent during the first quarter of 2014 compared with 4,1 per cent in the fourth quarter of 2013.

Net financial transactions not related to reserves

R billions

	2013					2014
	1st qr	2nd qr	3rd qr	4th qr	Year	1st qr
Change in liabilities
Direct investment	11,0	16,6	47,4	4,1	79,1	8,0
Portfolio investment	21,8	1,8	55,6	-8,2	71,0	12,3
Other investment	24,5	-0,4	-6,4	32,1	49,8	37,9
Change in assets
Direct investment	-6,2	-10,4	-29,2	-8,4	-54,2	-5,4
Portfolio investment	-5,9	-6,4	-5,5	6,3	-11,5	-8,9
Other investment	-9,8	4,6	7,6	2,0	4,4	-26,1
Total financial transactions*	51,3	34,5	79,9	35,9	201,6	39,0
Financial transactions as ratio of gross domestic product	6,3	4,1	9,3	4,1	6,0	4,5

*	Including unrecorded transactions

Foreign-owned assets in South Africa

South Africa registered a foreign direct investment inflow of R8,0 billion in the first quarter of 2014 following an inflow of R4,1 billion in the fourth quarter of 2013. The sustained inward movement of capital in the first quarter of 2014 mainly reflected the acquisition of equity capital by a non-resident investor in a domestic hospitality group, augmented by long-term loan finance extended by foreign parent companies to their domestic subsidiaries.

Quarterly Bulletin June 2014

Under the inward foreign portfolio investment category an inflow of capital amounting to R12,3 billion was recorded in the first quarter of 2014, compared with an outflow of R8,2 billion in the fourth quarter of 2013. The inflow of capital in the first quarter of 2014 was largely attributed to the renewed net acquisition by non-residents of equity capital following net sales of equity securities in the fourth quarter of 2013. Foreign investors showed renewed interest in South African-issued debt securities from late February 2014 as emerging markets, in general, were more favoured by international investors. The inflow of capital to the domestic debt market was augmented in the first quarter of 2014 by an international bond issued by a bank.

Other investment into South Africa registered its second consecutive quarterly inflow of capital to the value of R37,9 billion in the first quarter of 2014 compared with an inflow of R32,1 billion in the fourth quarter of 2013. The inward movement of capital in the first quarter of 2014 resulted mainly from an increase in foreign currency-denominated loans extended to the South African banking sector. These included loans received by the domestic banking sector originating from repurchase agreements with non-residents.

Box 3: Revision of inward portfolio investment flows

In South Africa’s well-developed and sophisticated financial markets, the abolition of all remaining exchange control measures applicable to non-resident investors in combination with sound macroeconomic policy formulation have played a key role in attracting portfolio investment flows into the country. Considering the country’s relatively low saving rate, the inward movement of foreign portfolio capital has contributed substantially to the financing of the shortfall on the current account of the balance of payments.

Inward portfolio investment, portrayed as changes in portfolio liabilities in the analytical presentation of the balance of payments, reflects inter alia:

•	the net acquisition and/or sale of South African issued equity and debt securities by international investors;

•	international bond issues and/or redemptions thereof by South African enterprises; and

•	share placements by domestic entities abroad.

In compiling these investment flows, a number of data sources are used including transaction flows obtained from the JSE Limited and stock positions acquired from South Africa’s Central Securities Depository (STRATE). Following thorough investigation and in order to better align transaction flows with stock balances as depicted in the country’s foreign debt, the South African Reserve Bank has revised its estimates of the inward movement of capital invested in locally issued bonds since the beginning of 2013. The magnitude of these revisions is shown in the accompanying table. It should be noted that balance-of-payments statistics for the past four years are preliminary and subject to revision pending the availability of more comprehensive and reliable information.

Portfolio investment

R billions

	Before revision				After revision
	Change in liabilities	Change in assets	Net portfolio investment	Unrecorded transactions	Change in liabilities	Change in assets	Net portfolio investment	Unrecorded transactions
2013
1st quarter	1,4	-5,9	-4,5	36,1	21,8	-5,9	15,9	15,8
2nd quarter	-5,2	-6,4	-11,6	35,8	1,8	-6,4	-4,6	28,8
3rd quarter	48,8	-5,5	43,3	17,2	55,6	-5,5	50,1	10,4
4th quarter	-30,8	6,3	-24,5	30,6	-8,2	6,3	-1,9	8,0
2014
1st quarter	—	—	—	—	12,3	-8,9	3,4	21,3

As a result of this revision, the unrecorded transactions on the balance of payments for 2013 declined significantly. Further revisions for the years prior to 2013 are envisaged to be made towards the end of 2014, pending further investigation.

Quarterly Bulletin June 2014

South African-owned assets abroad

Outward direct investment recorded a smaller outflow of R5,4 billion in the first quarter of 2014 following an outflow of R8,4 billion in the fourth quarter of 2013. These capital outflows mainly emanated from the acquisition of equity capital by South African enterprises in their foreign subsidiaries reflecting, inter alia, the uncertainty in global financial markets which may have influenced domestic direct investors to temporarily delay international expansion efforts.

During the first quarter of 2014 the acquisition of foreign portfolio investment assets by South African entities recorded an outflow of R8,9 billion compared with an inflow of R6,3 billion in the fourth quarter of 2013. The outflow could, among other factors, be ascribed to the strengthening in the exchange rate of the rand, which encouraged domestic investors to step up the diversification of their investment portfolios.

Other outward investment from South Africa recorded a sizeable capital outflow to the value of R26,1 billion in the first quarter of 2014 compared with an inflow of R2,0 billion in the fourth quarter of 2013. The outflow of capital largely reflected an increase in the foreign currency-denominated assets of the domestic banking sector.

Foreign debt

South Africa’s gross external debt increased at a slower pace in the fourth quarter of 2013, advancing by about US$0,5 billion to US$137,1 billion at the end of December. The increase was mainly attributable to increased foreign currency-denominated loan financing extended to the domestic banking sector. However, owing to the depreciation in the exchange rate of the rand, the country’s external debt rose more notably in rand terms from R1 380 billion at the end of September 2013 to R1 435 billion at the end of December. The ratio of external debt to gross domestic product increased from 38,2 per cent to 39,1 per cent over the same period. Notwithstanding the steady upward trend in this ratio, it remained below the high of 41,4 per cent registered at the time of the debt standstill in 1985. The ratio of the country’s external debt to annualised export proceeds increased from 117,5 per cent to 118,3 per cent over the same period.

Foreign debt of South Africa

US$ billions at end of year

	2012	2013
	4th qr	1st qr	2nd qr	3rd qr	4th qr
Foreign currency-denominated debt	61,0	59,0	57,6	60,6	61,8
Bonds	22,4	20,9	19,0	22,2	22,3
Other	38,6	38,1	38,6	38,4	39,5
Public sector	9,0	9,1	9,4	9,6	9,1
Monetary sector	13,8	12,9	11,7	10,4	12,1
Non-monetary private sector	15,8	16,1	17,5	18,4	18,3
Rand-denominated debt	81,3	81,6	72,8	76,0	75,3
Bonds	44,8	45,9	39,7	42,2	41,1
Other	36,5	35,7	33,1	33,8	34,2
Total foreign debt	142,3	140,6	130,4	136,6	137,1
As percentage of gross domestic product	37,2	37,4	35,4	38,2	39,1
As percentage of total export earnings	118,3	119,0	111,5	117,5	118,3

Foreign currency-denominated debt increased from US$60,6 billion at the end of September 2013 to US$61,8 billion at the end of December on account of an increase in both short- and long-term loans extended to the domestic banking sector. International bonds issued by the non-bank private sector in the fourth quarter of 2013 were countered by the early redemption of foreign currency-denominated bonds to the value of US$0,6 billion. An analysis of the maturity

Quarterly Bulletin June 2014

profile of South Africa’s foreign currency-denominated debt as at end December 2013 indicated that US$28 billion or 45 per cent of the country’s foreign currency-denominated external debt will be maturing within the next twelve months.

The country’s rand-denominated debt expressed in US dollar declined from US$76,0 billion at the end of the third quarter of 2013 to US$75,3 billion at the end of the fourth quarter as non-resident investors reduced their holdings of government bonds. The reduction in rand-denominated debt was partly neutralised by an international bond issue equivalent to US$0,4 billion by a parastatal over the period.

The ratio of South Africa’s foreign debt to its gross domestic product compares favourably with that of some of its peer countries with sizeable current-account deficits, such as Chile and Turkey. According to the International Monetary Fund, the ratio of foreign debt to gross domestic product for emerging-market and developing countries amounted, on average, to 24,4 per cent at the end of 2013.

Foreign debt and current-account balances for selected countries

Per cent of gross domestic product

	Foreign debt Dec 2013	Current-account balance 2013
Argentina	26,6	-0,8
Brazil	29,0	-3,6
Chile	44,5	-4,2
India	22,1	-1,8
Indonesia	30,4	-3,3
Russian Federation	34,7	1,6
South Africa	39,1	-5,8
Turkey	49,2	-6,8

Source: Institute of International Finance

International reserves and liquidity

South Africa’s overall balance-of-payments position (i.e., the change in the country’s net international reserves due to balance-of-payments transactions) declined by R4,7 billion in the first quarter of 2014 following a marginal decline of R31 million in the fourth quarter of 2013.

Quarterly Bulletin June 2014

Measured in US dollar, the value of South Africa’s gross gold and other foreign reserves remained broadly unchanged at US$49,6 billion from the end of December 2013 to the end of April 2014. The level of import cover (i.e., the value of gross international reserves relative to the value of imports of goods and services and income payments) decreased from 20,7 weeks at the end of December 2013 to 19,5 weeks at the end of March 2014.

The country’s international liquidity position declined from US$45,5 billion at the end of December 2013 to US$45,0 billion and US$44,9 billion at the end of March and April 2014 respectively.

Gross international reserves of selected countries

US$ billions

	30 Jun 2013	31 Dec 2013	31 Mar 2014
Argentina	37,0	30,6	27,0
Brazil	369,4	358,8	363,9
Chile	41,0	41,1	41,0
India	282,5	293,9	304,2
Indonesia	98,1	99,4	102,6
Russian Federation	513,8	509,6	486,1
South Africa	47,0	49,6	49,5
Turkey	122,6	131,0	126,1

Source: Institute of International Finance

The pace of reserve accumulation in some emerging-market economies has slowed or reversed over the past year. Argentina suffered notably as the monetary authorities intervened in an attempt to prevent a further decline in the external value of the Argentinian peso. Nonetheless, South Africa’s gross reserves increased marginally over the period covered in the table above.

Quarterly Bulletin June 2014

Exchange rates

As indicated above, international investors’ concerns regarding the impact of the tapering of bond purchases by the US Federal Reserve became more apparent during January 2014, when the currencies of most emerging-market economies depreciated as a result of a sell-off of portfolio assets by non-resident investors. Apart from the potential impact of future policy actions by the US Federal Reserve, investors also noted looming elections in certain emerging-market economies during the course of 2014. While these two factors in general affected investors’ sentiment towards emerging-market economies, country-specific factors also impacted on the extent of the decline in domestic currencies. Factors specific to South Africa included the fiscal and current-account deficits, the ongoing industrial action in the platinum-mining sector, concerns about the sustainability of electricity supply, and the country’s poor economic growth performance. The International Monetary Fund revised its economic growth forecast for South Africa for 2014 downward to 2,3 per cent in April 2014 from a previously forecasted 2,8 per cent in January. However, risk-aversion towards emerging-market economies moderated since the end of February as the US Federal Reserve re-emphasised its commitment to a gradual exit approach from assets purchasing. In addition, the acquisition of South African bonds by non-resident investors also supported the domestic currency towards the end of the first quarter of 2014.

The nominal effective exchange rate of the rand declined further, on balance, by 1,2 per cent in the first quarter of 2014 compared with a decrease of 3,8 per cent in the previous quarter. The domestic currency recovered most of its losses that were incurred in January 2014 during February and March 2014: during January 2014 the exchange value of the rand decreased, on balance, by 5,7 per cent before increasing by 3,6 per cent and 1,2 per cent in February and March respectively. From the end of March 2014 to the end of May, the nominal effective exchange rate of the rand increased by 1,8 per cent.

Exchange rates of the rand

Percentage change

	30 Jun 2013 to 30 Sep 2013	30 Sep 2013 to 31 Dec 2013	31 Dec 2013 to 31 Mar 2014	31 Mar 2014 to 31 May 2014
Weighted average*	-3,5	-3,8	-1,2	1,8
Euro	-4,7	-5,4	-1,1	2,7
US dollar	-1,3	-3,5	-1,2	1,5
Chinese yuan	-1,6	-4,6	1,4	2,0
British pound	-6,9	-5,7	-1,9	0,8
Japanese yen	-2,4	3,5	-3,2	0,2

*	Against a basket of 15 currencies

The real effective exchange rate of the rand declined by 9,2 per cent over the twelve-month period ending March 2014, improving the price competitiveness of South African exporters of manufactured goods in international markets. In a longer-term context the recent values of the real effective exchange rate have been very competitive, as shown in the graph on the next page.

Quarterly Bulletin June 2014

The average net daily turnover in the domestic market for foreign exchange increased sharply from US$21,4 billion in the fourth quarter of 2013 to US$25,4 billion in the first quarter of 2014. While the average net daily turnover increased for all categories of transactions – spot, forward and swap – the increase was most pronounced for swap transactions against the rand. The strong increase in turnover in the foreign-exchange market could in part be attributed to increased transaction volumes in the bond and share market, and higher volatility in the rand exchange rate during the course of the quarter.

Quarterly Bulletin June 2014

Monetary developments, interest rates and financial markets

Money supply

Growth in the broadly defined money supply (M3) picked up in the first quarter of 2014 after a marked slowdown in the second half of 2013. The annualised quarter-to-quarter5 growth in M3 recovered from a low of 2,0 per cent in the fourth quarter of 2013 to 7,5 per cent in the first quarter of 2014. The recovery in the first quarter was underpinned by strong growth in deposits of both financial and non-financial companies. Corporate deposits benefitted from national government interest payments on outstanding debt which flowed largely to financial sector companies. The deposits of non-financial institutions benefitted from national government disbursements of equitable share transfers to local governments and the accumulation of funding by renewable energy-related companies. Foreign currency-denominated deposit holdings also increased, partly boosted by the depreciation in the exchange value of the rand during this period.

The twelve-month growth in M3 continued slowing well into the first quarter of 2014, decelerating from a recent peak of 10,0 per cent in April 2013 to 5,9 per cent in February 2014. In March 2014, growth in M3 recovered to 7,9 per cent with some moderation to 7,0 per cent in April.

Long-term deposits, the least-favoured deposit category during the second half of 2013, rebounded during the first quarter of 2014, albeit off a low base. Growth in notes and coin also accelerated in the first quarter while most of the other deposit categories moderated. Call and overnight deposits were the least-preferred deposit category, inching lower during this period.

Maturity analysis of growth in M3

Per cent at seasonally adjusted annualised rates

	2013			2014
	2nd qr	3rd qr	4th qr	1st qr
Notes and coin	18,8	5,6	1,5	8,4
Cheque and transmission deposits	17,7	14,5	12,4	6,4
Call and overnight deposits	13,3	22,3	1,7	-0,1
Other short- and medium-term deposits*	10,2	9,6	15,8	5,3
Long-term deposits**	6,3	-25,9	-17,0	8,4
M3	12,3	4,1	2,0	7,5

*	Unexpired maturities of more than one day and up to six months, and savings deposits
**	Unexpired maturities of more than six months

Quarterly Bulletin June 2014

Overall, M3 money supply increased by a relatively robust R79,1 billion in the first quarter of 2014, significantly higher than the increase of R30,7 billion recorded over the same period in the previous year. Most of the increase in the first quarter of 2014 was contributed by the deposit holdings of the corporate sector, which rose by R69,4 billion over the period, supported by increased deposits of both financial and non-financial companies. At the same time the household sector increased its deposit holdings by R9,8 billion, serving to boost the rise in money supply further.

M3 holdings of households and companies

	Quarterly change R billions			Percentage holdings of total M3 deposits
	2013		2014	2013		2014
	3rd qr	4th qr	1st qr	3rd qr	4th qr	1st qr
Households	14,1	24,2	9,8	29,0	29,9	29,3
Companies	37,2	-18,5	69,4	71,0	70,1	70,7
Of which: Financial	21,0	-46,8	31,1	41,8	39,9	39,8
Non-financial	16,1	28,3	38,2	29,2	30,3	30,8
Total M3 deposits	51,3	5,7	79,1	100,0	100,0	100,0

Measured over twelve months, growth in the M3 deposit holdings of the household sector regained some momentum during the final months of 2013 and improved to 10,0 per cent in December and further to 11,0 per cent in February 2014. After moderating somewhat in March, growth in household deposits again improved to 10,6 per cent in April. Deposit growth of the corporate sector initially picked up from lacklustre growth in 2012 to become especially buoyant during the early months of 2013 when it reached a high of 10,3 per cent in April. However, growth receded again steadily thereafter to reach 3,9 per cent in February 2014. Deposit growth of the corporate sector recovered to 7,1 per cent in March 2014, partly impacted by base effects since public holidays in 2013 resulted in low deposit growth during that period. In April 2014 growth moderated to 5,5 per cent.

In a statistical sense, the rise in M3 during the first quarter of 2014 was mainly attributable to an increase in claims on the private sector, predominantly brought about by continued growth in other loans and advances extended to the corporate sector. Net claims on the government sector increased due to a decline in government deposits which exceeded the decrease in government securities held by the banking sector. However, net other assets and liabilities as well as net foreign assets of the monetary sector declined during the quarter under review.

Statistical counterparts of change in M3

R billions

	2013			2014
	2nd qr	3rd qr	4th qr	1st qr
Net foreign assets	45,1	48,9	-3,9	-2,9
Net claims on the government sector	-6,0	12,0	-14,7	7,0
Claims on the private sector	37,5	46,4	35,1	96,5
Net other assets and liabilities	-23,9	-56,1	-10,8	-21,4
Total change in M3	52,7	51,3	5,7	79,1

Quarterly Bulletin June 2014

The income velocity of circulation of M3 increased slowly from 1,36 in the second quarter of 2013 to 1,40 in the first quarter of 2014. Changes in income velocity have been relatively subdued during the past two years, indicating that growth in money supply generally kept pace with growth in nominal gross domestic product.

Credit extension

Growth in total loans and advances extended to the private sector displayed a moderate acceleration in the first quarter of 2014, largely reflecting a revival in the demand for credit by the corporate sector, while the weakening growth trend in household credit persisted. After ending 2013 at a two-year low of 6,3 per cent, the year-on-year growth in banks’ total loans and advances extended to the private sector rebounded to 8,1 per cent in March 2014 and 8,4 per cent in April. The moderate improvement manifested itself against the backdrop of a challenging but improving global economic environment and poor domestic economic performance. Weak growth, a slow pace of employment creation, labour disruptions in selected industries and rising cost pressures may be expected to impact negatively on the revenue growth and credit demand of the corporate sector in coming months.

Total loans and advances extended to the private sector expanded by R82,9 billion in the first quarter of 2014, substantially higher than the increases recorded in any of the quarters of 2013. As a result, the quarter-to-quarter6 growth rate picked up from 6,7 per cent in the final quarter of 2013 to 9,4 per cent in the first quarter of 2014.

The composition of credit extended to households and companies indicates that the corporate sector accounted for the bulk of the increase in loans and advances extended in the first quarter of 2014, while household borrowing remained relatively subdued. Credit to the household sector recorded relatively weak expansion across the various categories of credit, indicative of financial strain. This was also consistent with weak growth in household consumption expenditure.

Other loans and advances maintained its role as the dominant driver of funding in the opening months of 2014, while growth in the asset-backed categories remained relatively subdued. Other loans and advances which consist of general loans, bank overdrafts and credit card advances grew by R65,4 billion over the first three months of 2014, substantially higher than the increase of R25,1 billion recorded during the fourth quarter of 2013. General loans extended to the corporate sector constituted the bulk of the increase, while growth in general loans to households was sluggish. Year-on-year growth in the category for other loans and advances rebounded from a low of 9,3 per cent in December 2013 to 13,8 per cent in April 2014.

Quarterly Bulletin June 2014

Composition of total loans and advances by type of credit

Type of credit	Quarterly change R billions					Percentage of total loans and advances*
	2013				2014	2014
	1st qr	2nd qr	3rd qr	4th qr	1st qr	1st qr
Household sector
Instalment sale credit and leasing finance	7,7	4,1	7,0	7,2	3,3	9,3
Mortgage advances	6,4	5,4	4,8	2,3	6,1	32,4
Other loans and advances	11,9	5,5	1,1	7,6	8,3	13,0
Overdrafts	2,9	-0,6	1,3	1,0	3,4	1,5
General loans	7,1	3,3	-2,6	3,6	2,6	8,0
Credit card advances	2,0	2,8	2,4	3,0	2,3	3,6
Total loans and advances to the household sector	26,1	15,1	12,8	17,1	17,7	54,7
Corporate sector
Instalment sale credit and leasing finance	1,6	5,9	3,9	2,4	2,1	4,0
Mortgage advances	-4,9	1,5	6,1	-1,0	6,0	12,1
Other loans and advances	16,0	7,1	18,5	17,4	57,1	29,1
Overdrafts	0,8	3,1	-2,0	4,5	9,1	4,9
General loans	14,5	3,8	20,3	11,9	47,8	24,0
Credit cards advances	0,6	0,2	0,1	1,1	0,2	0,2
Total loans and advances to the corporate sector	12,7	14,5	28,5	18,8	65,2	45,3
Total loans and advances to the private sector	38,7	29,6	41,3	35,9	82,9	100,0

*	Expressed as percentage of outstanding balances of total loans and advances (excluding investments and bills)

Growth in general loans and advances to the household sector, of which unsecured lending represents the majority share, started slowing towards the end of 2012 but decelerated notably during 2013 and the first quarter of 2014. Twelve-month growth in general loans extended to households continued to recede, measuring 3,5 per cent in March 2014, the lowest rate of growth since February 2005, while annualised growth over three months came to 5,3 per cent.

Quarterly Bulletin June 2014

In April, growth over twelve months in general loans and advances to the household sector was maintained at 3,5 per cent. The deterioration in this credit category continues to reflect greater caution on the part of lenders in an attempt to limit credit impairments and improve risk profiles as well as the financial pressure experienced by highly indebted households amid constrained income growth.

Mortgage advances, the largest component of total loans and advances, rose by an encouraging R12,1 billion in the first quarter of 2014, well above the R1,3 billion increase recorded in the preceding quarter. Nonetheless, twelve-month growth still remained modest at 3,0 per cent in April 2014, but appears to be slowly inching higher. Despite some fluctuations, there has been a noticeable increase in mortgage advances applied for, granted and paid out since April 2013. Elevated capital repayments on mortgage advances have partly been contributing to the moderate growth in net mortgage advances over the past three years, but slowed down in the first quarter of 2014.

The rate of expansion in instalment sale credit and leasing finance, which represents mainly new and used vehicle financing, gradually slowed during the course of 2013 and moderated further in the opening months of 2014. Twelve-month growth declined from a recent high of 14,2 per cent in October 2013 to 11,2 per cent in April 2014 alongside a contraction in passenger vehicle sales. This slowdown in passenger vehicle sales occurred alongside rising vehicle prices amid a weaker exchange rate of the rand which limited the ability of suppliers and dealers to maintain favourable prices and attractive financing options. Financial strain experienced by households and generally depressed consumer confidence further inhibited the willingness of consumers to purchase high-value items.

The corporate sector’s reliance on bank-intermediated funding edged higher in the first quarter of 2014 and exceeded credit extended to the household sector by a considerable margin. Growth in credit extension to the corporate sector gained momentum on account of brisk increases in general loans extended to both financial and non-financial companies.

The revival in loans and advances extended to private companies may be related to, among other things, the awarding of a new round of renewable energy contracts initiated by government, increased demand for trade finance, and the funding of domestic and foreign expansion, especially into Africa. In addition, administrative tariff increases and the effects of the weaker rand on imports may have contributed to the considerable rise in operating costs for many corporates, helping to bolster growth in corporate demand for credit from 7,4 per cent in December 2013 to 13,4 per cent in April 2014 – the highest annual growth rate since early 2009.

Quarterly Bulletin June 2014

A major slowdown in most categories of household-related borrowing, especially in the area of unsecured lending, continued to drive overall credit extension to the household sector lower in the first quarter of 2014. Twelve-month growth in credit extension to the household sector receded to 4,6 per cent in April 2014 – its lowest level since June 2010. The depressed level of household credit extension was probably exacerbated by weak employment growth in many quarters, over-indebtedness and the escalating cost of living.

The recent amendment to the National Credit Act, 2005 (Act No. 34 of 2005), may have an influence on credit extension to the household sector in months to come. The implementation of a credit amnesty, which refers to the removal of adverse consumer credit information and information relating to paid-up judgements, was implemented on 1 April 2014. This will allow certain consumers with earlier judgements for debt against them to re-enter the market. However, banks will probably continue to exercise caution due to their realigned risk assessment, especially of the unsecured lending category. Possible unintended consequences of the amendment are that it could make it more difficult for consumers to access credit (since banks would not have a full credit history at their disposal) while it could also render such credit more expensive. Labour disruptions caused by unrest in the mining sector may further dampen the supply to and uptake of credit by the household sector as striking workers struggle to service their debt obligations. These considerations, coupled with depressed consumer confidence, could further suppress credit demand in the coming months.

Interest rates and yields

Mindful of the fine balance required to ensure that inflation is contained while minimising the cost to output, the Monetary Policy Committee (MPC) at its meeting in May 2014 decided to keep the repurchase rate unchanged at 5,5 per cent after it had been raised by 50 basis points in January 2014. The domestic economic outlook remains fragile amid continued strikes in the platinum sector, and despite a marginal improvement in the medium-term inflation forecast, the trajectory remained uncomfortably close to the upper level of the target range. The global economic environment was deemed to remain challenging despite some improvement in sentiment. Key factors affecting the environment include the possibility of an earlier-than-expected increase in the US policy rate in 2015, further evidence of a slowdown in China, and geopolitical tensions arising from the situation in Ukraine. For the full statements see pages 74 to 83 of this Quarterly Bulletin.

Quarterly Bulletin June 2014

Money-market rates rose sharply during the first quarter of 2014, responding not only to the January 2014 increase in the repurchase rate, but also to a deterioration in inflation expectations exacerbated by the steep decline in the exchange rate of the rand. Short-term interest rates subsided somewhat in April, alongside hopes that China would take steps to support its slowing economy as well as an appreciation in the exchange rate of the rand. The twelve-month Johannesburg Interbank Average Rate (Jibar) rose by 119 basis points from 6,04 per cent on 2 January 2014 to a high of 7,23 per cent on 4 March 2014. The rate declined to 6,98 per cent by the end of March and fluctuated within a narrow range thereafter, reverting back to 6,98 per cent on 6 June. In a similar manner, the three-month Jibar increased by 56 basis points from 5,22 per cent on 2 January 2014 to 5,78 per cent on 17 April, after which it remained relatively stable, amounting to 5,80 per cent on 6 June. The tender rate on 91-day Treasury bills initially followed the increase in the repurchase rate as it increased from a recent low of 5,16 per cent on 17 January to 5,59 per cent at the end of that month. Subsequently the rate rose further to 5,78 per cent in early May and remained close to that level, registering 5,71 per cent on 6 June.

During the first quarter of 2014, the domestic overnight money market was characterised by periods of somewhat higher volatility, as opposed to more subdued fluctuations during the same period in 2013. Both the South African Benchmark Overnight Rate (Sabor) and the implied rate on one-day funding in the foreign-exchange swap market (overnight FX rate) followed the repurchase rate higher in January 2014 and, despite some fluctuations, generally remained well within the standing facility limits. The Sabor rate increased by 58 basis points from 4,80 per cent on 8 January 2014 to a high of 5,38 per cent on 24 March and remained range-bound around that level to the end of May. On 6 June the rate stood at 5,41 per cent. Similarly, the overnight FX rate ranged between a low of 4,85 per cent and a high of 6,27 per cent during the first five months of 2014 and stood at 6,12 per cent in early June.

Rates on forward rate agreements (FRAs), especially longer-term rates, started trending lower from February 2014. This followed an appreciation in the exchange value of the rand and more upbeat market expectations boosted by news emanating from the US Federal Reserve suggesting that policymakers will be cautious about raising interest rates too soon. The 9x12-month FRA rate declined from a high of 7,83 per cent on 1 February 2014 – its highest level in five years – to 6,71 per cent by early June. However, short-term FRA rates remained elevated, indicating that investors remain cautious in the wake of rising domestic inflation pressures. The 3x6-month FRA rate increased to 6,43 per cent on 31 January 2014 and although it moderated somewhat to 6,03 per cent on 6 June, it continued to reflect market expectations of further interest rate increases during 2014.

Quarterly Bulletin June 2014

The prime lending rate and predominant rate on mortgage loans remained unchanged at 9,0 per cent following an unchanged monetary policy stance since January 2014.

Following the May 2013 tapering remarks by the US Federal Reserve Chairperson, international and domestic bond yields rose notably. The ten-year South African government bond yield increased by 266 basis points from the beginning of May 2013 to the end of January 2014, as tapering effects were reinforced by a significant depreciation in the exchange value of the rand and the release of higher-than-expected inflation data. Thereafter, investor confidence towards debt instruments started to improve, as reflected in several yield indicators:

•	The JPMorgan Emerging Markets Bond Index Plus (EMBI+)[7] yield spread above US government bonds narrowed from 399 basis points at the end of January 2014 to 297 basis points at the end of May.

•

The sovereign risk premium on South African government US dollar-denominated bonds in the ten-year maturity range trading in international markets narrowed from 255 basis points to 172 basis points over the same period.

•	Simultaneously, the South African bond yield declined by 59 basis points to reach 8,20 per cent at the end of May 2014, partly in response to a moderate recovery of the rand.

While the yield on rand-denominated government bonds declined, the currency risk premium8 on South African government bonds widened from 344 basis points at the end of January 2014 to 397 basis points at the end of May, as the yield on dollar-denominated bonds decreased more pronouncedly over this period.

Expected inflation may be approximated by the break-even inflation rate, calculated as the difference between the nominal yield on conventional government bonds and the real yield on inflation-linked government bonds of similar maturity. Break-even inflation rates have generally fluctuated higher to levels above 6 per cent thus far in 2014, as the real yields declined more distinctly than the nominal yields. The nine-year break-even inflation rate, for example, increased from 5,97 per cent on 18 October 2013 to 6,47 per cent on 31 January 2014 and further to 6,52 per cent on 30 May.

Quarterly Bulletin June 2014

Money market

The first quarter of 2014 was characterised by a moderately wider range within which the actual daily liquidity requirement of private-sector banks fluctuated, compared with the same period of 2013. The actual daily money-market liquidity requirement varied within a broad range of R20,1 billion to R37,2 billion compared with a range of R16,9 billion to R30,7 billion during the opening quarter of 2013.

Quarterly Bulletin June 2014

The liquidity requirement of private-sector banks on balance widened significantly during this period and occasionally exceeded the estimated weekly liquidity requirement by a sizeable margin. On average, the level of the liquidity requirement in the first quarter of 2014 was R28,0 billion, against an average of R22,1 billion registered in the same quarter of 2013.

During the first quarter of 2014, liquidity to a net amount of R1,2 billion was drained from the money market compared to the net injection of R4,6 billion recorded in the final quarter of 2013. Notes and coin in circulation as well as banks’ required cash reserve deposits cumulatively injected liquidity to the value of R13,6 billion in the first three months of 2014. Excess liquidity in the money market during this period was sterilised mainly by the use of liquidity management instruments which served to drain R9,1 billion worth of liquidity from the money market. The money-market effect of the Bank’s foreign-exchange transactions used for reserve accumulation also served to drain R1,9 billion in liquidity from the market.

Money-market liquidity flows

R billions (easing + tightening –)

	2013	2014
	Oct–Dec	Jan–Mar
Notes and coin in circulation	-13,5	11,7
Change in cash reserve accounts	-3,1	1,9
Money-market effect of SARB* foreign-exchange transactions in spot market	-0,2	-1,9
Government deposits with SARB	0,0	-6,2
Use of liquidity management instruments	17,6	-9,1
Reverse repurchase transactions	0,0	-0,2
SARB debentures	4,1	-3,1
Forward position (swaps)	2,0	-2,3
Corporation for Public Deposits call deposits with SARB*	11,5	-3,5
Other items net	3,7	2,4
Liquidity provided to banking system	4,6	-1,2

*	SARB: South African Reserve Bank

During the first three months of 2014, on a net basis foreign-exchange swaps entered into served to drain liquidity to the value of R2,3 billion. However, during the same period various longer-term sterilisation swaps previously done on behalf of National Treasury in 2010 to sterilise foreign reserve accumulation matured. To fund maturing swaps, government deposits were withdrawn from the tax and loan accounts at commercial banks and placed with the Bank. This resulted in an increase of R6,2 billion in government deposits with the Bank, serving to drain some of the excess liquidity from the market.

Capital redemption payments and scheduled coupon interest payments on various government bonds amounting to R30,0 billion were effected from the government tax and loan accounts during the opening quarter of 2014, with only R0,3 billion of this amount accruing to the Bank.

Bond market

Activity in the domestic primary bond market continued to be mostly driven by the borrowing requirement of the public sector. Net bond issues by the public sector amounted to R71,1 billion in the first five months of 2014, higher than the net issues of R56,0 billion recorded in the corresponding period of 2013. Of the 2014 net issuances so far, national government accounted for 89 per cent, followed by public corporations with 10 per cent and local governments with 1 per cent.

Quarterly Bulletin June 2014

Net bond issues by the private sector rebounded in April 2014, contributing to net issues of R15,1 billion in the first five months of 2014, which were lower than the net issues of R22,5 billion registered in the same period of 2013. Banks were responsible for the bulk of these net issues. Securitisation has not recovered from the 2008 financial crisis as subdued economic conditions suppressed demand for mortgages and other credit. The total nominal value of debt securities listed on the JSE increased by R87,4 billion thus far in 2014, bringing the outstanding nominal amount to R2,0 trillion at the end of May.

The value of turnover in the secondary bond market has continued to dwindle thus far in 2014, following a decline in volumes traded, still comparatively high bond yields and an abating contribution to turnover by non-residents. The daily average turnover of R81,7 billion in the first five months of 2014 was 12 per cent lower than over the same period of 2013. Repurchase agreements and standard transactions respectively accounted for 66 per cent and 30 per cent of the total value traded in the first five months of 2014. Since 2013, the All-Bond Index (ALBI) has been indicative of a subdued bond market, recording marginal increases of only 1 per cent in 2013 and 2 per cent in the first five months of 2014 – although some improvement was evident from February 2014.

High-yielding rand-denominated bonds no longer seemed to be as attractive to Japanese investors, with a diminishing share of total emerging-market Uridashi bond issuances. By contrast, issuances of rand-denominated bonds by non-residents in the European bond markets remained buoyant in the first five months of 2014. A resident public corporation also utilised this market in November 2013 with a rand-denominated bond issue of R5 billion – the first rand-denominated bond issuance by a resident in the European bond markets since June 2008. Consequently, net issues in both markets amounted to R10,2 billion in the five months to May 2014, which was noticeably higher than the net issues of R2,9 billion registered over the same period of 2013.

Rand-denominated bonds issued in international bond markets, January to May

R millions

	Eurorand		Uridashi		Total
	2013	2014	2013	2014	2013	2014
Issues	9 004	12 750	4 191	409	13 195	13 159
Redemptions	2 021	1 503	8 252	1 440	10 273	2 943
Net	6 983	11 247	-4 061	-1 031	2 922	10 216

Quarterly Bulletin June 2014

Exchange-reported net purchases of South African debt securities by non-residents deteriorated markedly in the first quarter of 2014 – mainly due to large net sales in January 2014 – as investors reassessed their investment portfolios amid growing and improving global share markets. Non-residents on a net basis sold domestic bonds amounting to R24,5 billion in the first quarter of 2014, after recording net sales of R16,1 billion in the fourth quarter of 2013. Net purchases of R4,7 billion followed in April and May 2014. Thus far in 2014, non-residents’ net cumulative sales in the domestic secondary bond market have amounted to R19,8 billion.

Share market

According to the World Economic Forum’s Global Competitiveness Report 2013–2014, the JSE is ranked first for effective regulation and supervision, and second for the ease of raising equity capital. This was reflected in the amount of equity capital raised on the JSE of R74,3 billion in the first five months of 2014, which was 143 per cent higher than the amount raised in the corresponding period of 2013, consistent with the buoyancy of share prices. However, this capital was not only raised in the domestic primary share market by companies with primary listings on the JSE, but also by international companies with secondary listings on the JSE. In fact, of the total capital raised, companies with secondary listings on the JSE accounted for 35 per cent in 2012, 19 per cent in 2013 and 41 per cent thus far in 2014.

From a recent high of 428 companies listed on the JSE in October 2008, the number dropped to 385 in May 2014 – the lowest level since June 2007. This decline was spread across AltX, the main, venture and development capital boards. Despite the reduced number of listings, the quality of the companies that remained pointed to a stronger market as the market capitalisation of the JSE increased by 162 per cent from October 2008 to an all-time high of R11,6 trillion in May 2014, buoyed by record-high share prices. Robust share prices also continued to boost daily average turnover in the secondary share market from R16,0 billion traded per day in 2013 to R16,3 billion per day in the first five months of 2014.

The declining trend in exchange-reported purchases of domestic shares by non-residents from mid-2013 was halted when purchases soared in 2014 to monthly levels last seen in 2007, alongside a resilient equity market. Sales of domestic shares by non-residents also increased, but were surpassed by their purchases. This resulted in net purchases of domestic shares of R24,1 billion in the four months to May 2014, after recording net sales of R33,3 billion in the five months to January 2014. Subsequently, non-residents’ participation rate, measured as their purchases and sales as a percentage of the total value of shares traded on the JSE, increased from 16 per cent in 2013 to an average of 20 per cent thus far in 2014.

Quarterly Bulletin June 2014

The generally upward trend in South African share prices since 2009 continued in the past year, with the FTSE/JSE All-Share Price Index (Alsi) breaching the 50 000 level in May 2014, despite increasing tensions in Ukraine, concerns about the Chinese economy and continuing strikes in the domestic mining sector. The Alsi increased by 32 per cent from a recent low of 37 802 index points on 17 April 2013 to an all-time high of 50 022 index points on 26 May 2014. The increase in the Alsi was mainly due to the depreciation in the exchange value of the rand and positive market sentiment echoed in higher international share prices. All three major sectors, namely resources, industrials and financials, supported the Alsi. In US dollar terms, the Alsi increased by 13 per cent from 17 April 2013 to 5 June 2014, while the US Standard and Poor’s (S&P) 500 Composite Index rose by 25 per cent over the same period.

As the total earnings of all companies listed on the JSE have increased by 20 per cent thus far in 2014, the price-earnings ratio declined from 20,2 in January 2014 to 18,0 in May. The average dividend yield simultaneously increased from 2,1 per cent in January 2014 to 2,3 per cent in May, reflecting rising dividend payments.

Market for exchange-traded derivatives

The largest derivatives market on the JSE remains the Equity Derivatives Market, as the value traded in this market accounted for 75 per cent of the total value of derivatives traded thus far in 2014. Equity derivatives trading activity of 77,6 million contracts in the first five months of 2014, was 4 per cent higher than the number of contracts traded in the corresponding period of 2013. This, together with higher prices of underlying shares, contributed to improved turnover in value terms.

In February 2014 the JSE’s Commodity Derivatives Market introduced a cash-settled diesel contract tracking European Gasoil. This contract allows investors to hedge against the volatile diesel price, which affects input costs of most industries in South Africa. While adding new instruments on the one hand, the JSE on the other hand made some adjustments to an existing instrument: in March 2013, the JSE added to the existing 25 tons soya beans contract a 50 tons soya beans contract, as more than 80 per cent of the producers produce more than 50 tons of soya beans per annum. Subsequently, the JSE closed the 25 tons soya beans contract in March 2014 and continued with only the 50 tons contract.

Quarterly Bulletin June 2014

Trading activity in commodity futures and options contracts on the Commodity Derivatives Market of the JSE during the first five months of 2014 was 2 per cent lower than the number of contracts traded in the corresponding period of 2013. This was consistent with the generally declining trend in domestic agricultural commodity prices since early 2014. After increasing to all-time high levels on 11 March 2014, domestic maize prices declined noticeably, as higher international maize prices were offset by some appreciation in the exchange value of the rand and higher maize production forecasts for 2014 released by the Crop Estimates Committee. The domestic price of sunflower seed also receded in early 2014 on account of the somewhat stronger rand and improved supply expectations. Domestic wheat prices, by contrast, continued mostly higher in early 2014 as domestic production moved sideways, farmers planned to reduce the area planted in 2014, and international wheat prices increased following worsening crop conditions in the US. The upward pressure on domestic wheat prices was also partially driven by expectations of lower wheat imports emanating from the political tension between Ukraine and Russia – South Africa’s largest wheat suppliers.

In the five months to May 2014 the number of contracts traded on the JSE’s Interest Rate Derivatives Market was 43 per cent higher and on the Currency Derivatives Market 20 per cent higher compared with the corresponding period of 2013. The increased trade in currency derivatives was mainly driven by robust trading activity in the US dollar/rand currency contract, supported by the volatile exchange rate. Furthermore, the JSE introduced a rand/Japanese yen currency contract in January 2014 subsequent to the introduction of the Japanese yen/rand contract in 2010. Also in January 2014, the Turkish lira/rand contract was added. Turnover in all derivatives traded on the JSE during the first five months of 2014 is indicated in the table below.

Derivatives turnover on the JSE, January to May 2014

Type of derivative	Value R billions	Change over one year Per cent
Equity	2 120	16
Warrants	0,3	68
Commodity	218	10
Interest rate	285	10
Currency	212	57

Quarterly Bulletin June 2014

Real-estate market

Nominal house price inflation remained tame in the early part of 2014, with the year-on-year increase across the four property price barometers ranging between 7 and 9 per cent in May 2014, along with the rising cost of living and weak employment and income growth. However, despite the economic impediments and slightly higher level of mortgage interest rates, demand and trading activity in the real-estate market seemed to be picking up. The average time that residential properties remained on the market declined from 15,1 weeks in the fourth quarter of 2013 to 13,6 weeks in the first quarter of 2014 – the lowest average time on the market since the first quarter of 2010. Overall, the seasonally adjusted turnover in the real-estate market, measured by transfer duty collected, was 31 per cent higher in the first four months of 2014 when compared with the amount collected in the corresponding period of 2013.

Non-bank financial intermediaries

An increase in share prices and investment inflows buoyed activity in non-bank financial institutions9 in the first quarter of 2014. The consolidated total assets of these institutions increased by 2 per cent from the final quarter of 2013 to R7,1 trillion in the first quarter of 2014. This represented an increase of 13 per cent from the same period of 2013. The Public

Quarterly Bulletin June 2014

Investment Corporation and other financial institutions were the largest contributors to the growth in the asset base, increasing both by 3 per cent from the final quarter of 2013 to the first quarter of 2014.

The share of insurers and pension funds stabilised at 47 per cent of total assets in both the final quarter of 2013 and first quarter of 2014, supported by an increase in the assets of long-term insurers. Reflecting growth in the unit trust industry, the share of other financial institutions increased by 1 per cent from the fourth quarter of 2013 to account for 31 per cent of total assets in the first quarter of 2014, while the share of the Public Investment Corporation remained at 23 per cent of total assets over the same period.

An analysis of the asset allocation of these institutions shows that the share of equity holdings increased by 1 percentage point from the final quarter of 2013 to 57 per cent of total assets in the first quarter of 2014. Despite an increase in the acquisition of government bonds, holdings of fixed-interest securities accounted for 28 per cent of total assets in the final quarter of 2013 and the first quarter of 2014. Holdings of cash and deposits accounted for 7 per cent of total assets over the same period. The long-term insurers’ holdings of cash and deposits fell by R5,6 billion, amid the continued search for higher returns by investors, while money-market unit trusts recorded an outflow of R7,1 billion over the same period. The robust equity market is likely to cause further reallocation of funds out of cash to other portfolios. Meanwhile, loans extended by these institutions accounted for 6 per cent of total assets in both the final quarter of 2013 and the first quarter of 2014. Equities and bonds remained the preferred instruments for intermediating funds into the economy in the first quarter of 2014.

Consistent with continued regulatory changes in the non-bank financial institutions landscape, National Treasury released two discussion papers in March 2014 providing details on the proposed retirement reforms and non-retirement tax-free savings products announced in the 2014 Budget. The papers are consistent with the move towards a twin peaks model of financial sector regulation.

The Financial Services Board and National Treasury released draft regulations and a related explanatory memorandum for hedge funds in South Africa in April 2014. The regulations, which will be implemented through the Collective Investment Schemes Control Act, 2002 (Act No. 45 of 2002), are expected to be finalised during the course of 2014.

Quarterly Bulletin June 2014

Public finance10

Non-financial public-sector borrowing requirement11

In line with the National Development Plan, government in the past fiscal year continued to invest in economic infrastructure and supported a range of microeconomic reforms to boost potential growth. While consolidated general government incurred a smaller deficit in fiscal 2013/14, the financial shortfall of the non-financial public enterprises and corporations widened quite substantially over the period as these institutions paced up their infrastructure investment. Consequently, the non-financial public-sector borrowing requirement widened to amount to R218 billion in fiscal 2013/14 – some R19 billion more than in the preceding fiscal year.

Non-financial public-sector borrowing requirement

R billions

Level of government	2012/13*		2013/14*
Consolidated general government	144,4		133,8
National government	170,0		155,7
Extra-budgetary institutions	-5,6		-4,5
Social security funds	-14,6		-11,1
Provincial governments	-6,2		-5,1
Local governments	0,7		-1,2
Non-financial public enterprises and corporations	55,1		84,4
Total**	199,5	**	218,2	**
As percentage of gross domestic product	6,2		6,3

*	Deficit + surplus –
**	Components may not add up to totals due to rounding

As a percentage of gross domestic product, the non-financial public-sector borrowing requirement amounted to 6,3 per cent in fiscal 2013/14, broadly the same as the ratio recorded a year earlier. The table above summarises the financial activities at various levels of the non-financial public sector.

Quarterly Bulletin June 2014

In fiscal 2013/14 the borrowing requirement of the consolidated general government narrowed by almost R11 billion to amount to R134 billion when compared with the previous year. As a ratio of gross domestic product, the borrowing requirement of the consolidated general government amounted to 3,9 per cent, relative to 4,5 per cent recorded in 2012/13.

For the period under review, non-financial public enterprises and corporations, including major state-owned companies, recorded a preliminary cash deficit of R84 billion, substantially higher than the cash deficit of R55 billion recorded in the previous fiscal year. The sizeable deficit could be attributed to pronounced growth in total expenditure, which far outpaced the slower growth in total receipts.

Preliminary estimates indicate that net investment in non-financial assets by the non-financial public enterprises and corporations amounted to R130 billion in fiscal 2013/14 – some R14 billion higher when compared with the previous fiscal year. As a ratio of gross domestic product, net investment in non-financial assets reached 3,8 per cent in fiscal 2013/14. This was higher than the 3,7 per cent recorded in the previous fiscal year.

In the period under review, an analysis of national government finance statistics indicates that cash receipts from operating activities amounted to R925 billion, or a year-on-year rate of increase of 11,2 per cent. This increase resulted mainly from higher taxes on income, profits and capital gains, accompanied by taxes on property and taxes on international trade and transactions.

National government cash payments for operating activities totalled R1 067 billion, or a year-on-year rate of increase of 8,0 per cent. Compensation of employees rose by 11,3 per cent emanating from the cost-of-living adjustments compared with an increase of 9,3 per cent recorded in the previous fiscal year. Included in the cash payments for operating activities were grants to other levels of general government, which amounted to R608 billion in fiscal 2013/14. These grants represented 57,0 per cent of total expenses of national government, of which provincial governments received the biggest share. Net cash flow from operating activities, together with net investment in non-financial assets, resulted in a cash deficit of R156 billion – some R14 billion less than the cash deficit recorded in the previous fiscal year.

Quarterly Bulletin June 2014

In fiscal 2013/14, provincial governments’ financial activities resulted in a cash surplus of R5,1 billion. This surplus was R1,0 billion less than the cash surplus recorded in the preceding fiscal year, but nevertheless more than the surplus projected in the Budget Review 2014.

Total provincial government revenue amounted to R430 billion in fiscal 2013/14, representing a year-on-year rate of increase of 7,2 per cent. This growth rate was primarily driven by grants from national government, which included equitable share transfers and conditional grants earmarked for specific purposes and amounted to R416 billion.

Provincial government expenditure amounted to R425 billion in fiscal 2013/14, some 7,5 per cent more than a year earlier. Growth in expenditure was mainly driven by an increase in provincial government’s compensation of employees which rose by 8,8 per cent between fiscal 2012/13 and 2013/14.

Provincial governments’ deposits with the Corporation for Public Deposits increased from R7,4 billion at the end of March 2013 to R13,1 billion at the end of March 2014. At the same time, their deposits with private banks decreased from R14,9 billion to R10,5 billion, while their overall indebtedness to banks decreased slightly from R1,9 billion to R1,8 billion between these dates.

Preliminary consolidated local government financial data indicated a cash surplus of R1,2 billion, in contrast with the cash deficit of R0,7 billion recorded in fiscal 2012/13. This turnaround could be ascribed to slightly stronger growth in cash receipts than in cash payments, while capital expenditure remained subdued.

During fiscal 2013/14 the growth in cash receipts was due to municipalities’ own revenue collection which rose by a well-above-inflation year-on-year rate of 11,9 per cent to a level of R204 billion. Local government raises revenue mainly from service charges and property rates. In addition to this, municipalities received inter-governmental transfers from national government to the amount of R89,1 billion, of which R9,6 billion was received as part of the general fuel levy sharing agreement with metropolitan municipalities.

Municipalities’ total expenditure amounted to R292 billion in fiscal 2013/14 – some R27,8 billion more than in the previous fiscal year. Expenditure remained robust in response to the demand for basic services and the need for infrastructure spending. A number of metropolitan municipalities made provision for Bus Rapid Transit (BRT) infrastructure projects, similar to the ‘Rea Vaya BRT’ and ‘My CiTi BRT’ transport systems which had been completed in phases and are operating in the City of Johannesburg and Cape Town respectively. These infrastructure projects are funded from the domestic capital market and other sources of finance.

The value of municipalities’ total bonds in issue increased from R14,1 billion at the end of March 2013 to R16,1 billion at the end of March 2014. This was after some metropolitan municipalities increased their participation in the bond market by for instance issuing bonds to the value of R2,1 billion in the first quarter of fiscal 2013/14. However, the City of Johannesburg and Ekurhuleni metropolitan municipalities also redeemed bonds to the value of R0,9 billion between these dates.

Preliminary estimates indicate that extra-budgetary institutions recorded a cash surplus of R4,5 billion in fiscal 2013/14, approximately R1,0 billion lower than the cash surplus recorded in the previous fiscal year. The lower cash surplus could be attributed to an increase in total expenditure which far outpaced the increase in total cash receipts.

Social security funds recorded a preliminary cash surplus of R11,1 billion in fiscal 2013/14 – moderately lower than the cash surplus of R14,6 billion recorded in the previous fiscal year.

Quarterly Bulletin June 2014

Budget comparable analysis of national government finance

National government expenditure in fiscal 2013/14 was slightly below and revenue collections fractionally above budgeted projections; hence a lower-than-budgeted deficit was recorded.

Data for the full fiscal year 2013/14 indicate that national government remained within its expenditure ceiling. Non-interest spending by national government in fiscal 2013/14 increased at a year-on-year nominal rate of 8,1 per cent, or by 2,3 per cent in real terms. Real expenditure excluding interest payments was expected to grow at an annual average rate of 1,8 per cent over the medium-term period to 2016/17.

National government expenditure totalled R1 045 billion in fiscal 2013/14. This (yet unaudited) outcome was R7,4 billion lower than the original budgetary provision envisaged in the Budget Review 2013 and R0,8 billion lower than the revised estimate presented in the Budget Review 2014. As a ratio of gross domestic product, national government expenditure amounted to 30,3 per cent in fiscal 2013/14 compared with 30,1 per cent recorded in the previous fiscal year.

In fiscal 2013/14 the increase in national government expenditure was mainly driven by higher current payments, along with transfers and subsidies paid by various departments. Higher total current payments resulted from faster growth in payments by the Justice, Crime Prevention and Security Cluster, which contributed 74,1 per cent to total current payments by national government. The increase in current payments by this cluster was mainly driven by the departments of Police, Defence and Military Veterans, and Correctional Services. The Department of Police contributed 51,4 per cent to the total current payments of the above-mentioned cluster and the higher increase can be attributed to inflation and cost-of-living adjustments.

Transfers and subsidies grew by 7,3 per cent year on year, with the Social Services Cluster contributing 49,8 per cent to the overall transfers and subsidies. The significant increase in transfers and subsidies by the Social Services Cluster was driven by departments responsible for public education, health and social services.

Quarterly Bulletin June 2014

The Department of Social Development recorded a strong increase in transfers and subsidies, which were mainly to provide income support to the growing number of people in vulnerable groups. The biggest contributor to higher transfers to households was the Old Age and Child Support Grants, which contributed the lion’s share to total transfers and subsidies by the Department of Social Development.

In the period under review, transfers and subsidies by the Department of Cooperative Governance and Traditional Affairs included local government equitable share transfers amounting to R39,0 billion. These transfers were meant to support municipalities in carrying out their service delivery and developmental functions effectively. The departments of Human Settlements and Transport contributed to the higher increase in transfers and subsidies by the Economic Services and Infrastructure Development Cluster.

In full fiscal 2013/14, interest paid on national government debt amounted to R101 billion, or a year-on-year rate of increase of 14,8 per cent. Higher issuances of domestic government bonds and Treasury bills to finance the higher deficit contributed to the increase in the interest bill of government. Interest payments were originally budgeted to amount to R99,6 billion or increase by 13,1 per cent year on year in the fiscal year under discussion. This statutory payment was revised higher to R100 billion in the Budget Review 2014. Interest paid on national government debt accounted for 9,7 per cent of total national government expenditure and 2,9 per cent of gross domestic product. The latter indicator measures the interest burden of government debt.

Equitable share transfers to provinces amounted to R339 billion in fiscal 2013/14, or a year-on-year rate of increase of 8,3 per cent. These transfers accounted for almost a third of total national government expenditure and continued to represent the bulk of provincial revenue. As a ratio of gross domestic product, the provincial share of nationally raised revenue amounted to 9,8 per cent in fiscal 2013/14, similar to the ratio recorded in 2012/13.

Provision was made for R9,6 billion to be paid from the National Revenue Fund to metropolitan municipalities as their share of the general fuel levy in the February 2013 Budget. Following the abolishment of Regional Service Council levies in 2009, these funds were meant to boost metropolitan municipalities’ budgets for road and transportation infrastructure, premised on the link between fuel sales and road usage. To date, some R41,6 billion has been transferred to metros since the inception of this grant in April 2009.

After taking into account cash-flow adjustments, national government’s cash-flow expenditure in fiscal 2013/14 equalled R1 061 billion – or 16,7 per cent more than a year earlier. The significant difference between the cash-flow and cash-book expenditure was mainly a result of outstanding transfers and the revaluation of index-linked bonds to the value of R16,2 billion.

In the full fiscal year 2013/14, national government revenue amounted to R875 billion or 11,0 per cent more than in the previous year. The preliminary revenue outcome was slightly higher than the original budget but in line with the February 2014 revised projections. The increase in national government revenue was driven by strong growth in all major tax categories, particularly direct taxes. As a ratio of gross domestic product, national government revenue amounted to 25,4 per cent in fiscal 2013/14 compared with 24,6 per cent recorded in the previous fiscal year.

Quarterly Bulletin June 2014

National government revenue in fiscal 2013/14

	Originally budgeted Full year		Actual Full year
Revenue source
	R billions	Percentage change*	R billions	Percentage change*
Taxes on income, profits and capital gains	501,4	9,6	507,7	11,0
Income tax on individuals	307,2	11,0	310,9	12,4
Income tax on companies	171,2	6,4	179,5	11,5
Payroll taxes	12,4	9,0	12,5	9,6
Taxes on property	9,1	4,9	10,5	21,3
Taxes on goods and services	333,1	12,3	324,2	9,3
Value-added tax (VAT)	243,0	13,0	237,8	10,6
Domestic VAT	272,1	12,2	263,5	8,7
Import VAT	125,4	12,6	131,2	17,8
Taxes on international trade and transactions	41,8	5,8	44,8	13,3
Other revenue	18,5	13,5	18,2	11,5
Less: SACU** payments	43,4	2,9	43,4	2,9
Total revenue	873,0	10,8	874,6	11,0

*	Fiscal 2012/13 to fiscal 2013/14
**	Southern African Customs Union

Taxes on income, profits and capital gains rose by 11,0 per cent year on year and was underpinned by robust growth in personal and corporate income tax collections. Strong pay-as-you-earn collections were driven by higher-than-expected wage settlements and contributed to the strong increase in personal income tax revenue. At the same time, corporate income tax collections were significantly higher as a result of higher provisional payments from the manufacturing, finance and mining sectors. Corporate income tax collections were also higher against the February 2014 revised estimate due to significant assessment payments received from mining companies related to transfer pricing settlements.

Property tax collections continued to strengthen, confirming a firm recovery in the real-estate and capital markets. Transfer duties recorded a year-on-year increase of 28,3 per cent, substantially higher than the increase recorded in fiscal 2012/13. Securities transfer taxes also increased strongly on account of buoyant activity in the domestic financial markets.

Taxes on goods and services showed a solid increase of 9,3 per cent year on year, boosted by strong growth in VAT, the general fuel levy and excise duties. Domestic VAT, as the main driver, recorded a higher year-on-year rate of increase of 8,7 per cent, which resulted from firm growth in collections from the mining, agricultural and construction sectors. Import VAT recorded a substantial increase of 17,8 per cent, mainly due to higher imports of electrical machinery, other machinery and vehicles. Growth in VAT refunds largely resulted from higher capital expenditure in the electricity, gas and water sector and zero-rated supplies in manufacturing.

Taxes on international trade and transactions recorded a robust increase as import duties collected recorded a strong year-on-year rate of increase of 13,5 per cent, mainly on account of higher imports of electrical machinery, clothing and petroleum products.

In fiscal 2013/14, non-tax receipts increased strongly, primarily on account of receipts from mineral and petroleum royalties, while transfers to Southern African Customs Union partner countries were in line with the original budgeted projections.

Quarterly Bulletin June 2014

After taking into account cash-flow adjustments, national government’s cash-flow revenue equalled R876 billion in fiscal 2013/14 – or R88,6 billion more than in the previous fiscal year.

Netting national government revenue and expenditure yielded a cash-book deficit before borrowing and debt repayment of R170 billion in fiscal 2013/14. This deficit was R3,2 billion lower than the cash-book deficit recorded in fiscal 2012/13. The lower cash-book deficit resulted from steady growth in national government revenue, which exceeded the slower growth in expenditure in fiscal 2013/14. The cash-book deficit was originally budgeted to amount to R179 billion in fiscal 2013/14. However, it was revised downwards to R171 billion in the Budget Review 2014.

As a ratio of gross domestic product, the cash-book deficit before borrowing and debt repayment amounted to 4,9 per cent, compared with a deficit of 5,4 per cent recorded in fiscal 2012/13. This ratio, also known as the overall budget balance of government, is the standard summary indicator of government’s fiscal position and provides an indication of the impact of fiscal policy on aggregate demand in the economy.

In fiscal 2013/14 the primary balance12 narrowed to a deficit of R69 billion, or 2,0 per cent as a ratio of gross domestic product. This primary deficit could be compared with a primary deficit of R85 billion – or a deficit ratio of 2,7 per cent – recorded in fiscal 2012/13, thereby signalling some progress being made on the road to fiscal sustainability.

When netting national government revenue and expenditure, a cash-flow deficit of R186 billion was recorded in fiscal 2013/14, some R62,9 billion higher than the cash-flow deficit recorded in the previous fiscal year. During the period under review, the difference between the cash-book deficit and the cash-flow deficit resulted from outstanding transfers and the revaluation of inflation-linked bonds. Extraordinary payments amounted to a negligible R0,5 billion in fiscal 2013/14. The net borrowing requirement of national government amounted to R185 billion after accounting for extraordinary transactions and the profit on revaluation of foreign debt at redemption. This borrowing requirement was R63,3 billion more than the net borrowing requirement recorded in the 2012/13 fiscal year.

Quarterly Bulletin June 2014

National government financing in fiscal 2013/14

R billions

Item or instrument	Originally budgeted 2013/14	Revised estimate 2013/14[1]	Actual 2013/14		Actual 2012/13
Deficit	179,2	172,0	185,7	[2]	122,8	[2]
Plus: Extraordinary payments	0,9	0,5	0,5		2,6
Cost/profit on revaluation of foreign debt at redemption[3]	3,2	5,7	5,7		-2,4
Less: Extraordinary receipts	0,3	6,2	6,6		1,0
Net borrowing requirement	183,1	172,0	185,3		122,0
Treasury bills	23,0	23,0	23,0		22,6
Domestic government bonds	145,4	152,3	153,4		131,4
Other financing	—	—	-14,7		-11,3
Foreign bonds and loans	-1,1	6,1	6,0		-14,0
Change in available cash balances[4]	15,8	-9,4	17,6		-6,6
Total net financing[5]	183,1	172,0	185,3		122,0

1	Budget Review 2014
2	Cash-flow deficit
3	Cost + profit –
4	Increase – decrease +
5	Components may not add up to totals due to rounding

During fiscal 2013/14, the net borrowing requirement was mainly financed domestically through Treasury bills and government bonds. South Africa’s well-developed and liquid financial market allowed government to secure funding from investors to cover the budget deficit at a reasonable cost. Net issues of government bonds included inflation-linked bonds worth R53,0 billion, bringing the outstanding balance on these instruments to R298 billion as at 31 March 2014. These bonds accounted for 20,7 per cent of total domestic debt of national government. RSA Government Retail Savings Bonds recorded net redemptions to the value of R1,8 billion in fiscal 2013/14, bringing the outstanding balance on these instruments to R9,4 billion at the end of the fiscal year.

The R206 bond was redeemed for R16,5 billion during fiscal 2013/14. Domestic funding through Treasury bills was acquired at an average interest rate of 5,4 per cent, while domestic long-term government bonds attracted an average rate of 8,5 per cent per annum. The average outstanding maturity of national government domestic marketable bonds increased from 146 months as at 31 March 2013 to 154 months at the end of March 2014.

In fiscal 2013/14, net issues of foreign bonds and loans amounted to R6,0 billion. Between March 2013 and March 2014, the average outstanding maturity of the foreign marketable bonds of national government lengthened from 86 months to 95 months, owing to large issues of foreign debt during the period under review. National government’s available cash balances decreased by R17,6 billion in fiscal 2013/14, bringing these balances to R194 billion as at 31 March 2014. In the year to March 2014, deposits with the Bank remained broadly unchanged at R140 billion; deposits with other banks were on balance drawn down over the period.

Government debt consists mainly of domestic instruments, which account for about 90 per cent of the entire portfolio. National government’s domestic debt increased significantly from R1 241 billion at the end of March 2013 mainly through higher issuances of Treasury bills and government bonds to R1 440 billion at the end of March 2014. This exceeded the level of R1 410 billion at the end of March 2014 projected in the 2013 Budget Review.

Quarterly Bulletin June 2014

National government’s foreign debt increased from R125 billion to R144 billion between March 2013 and March 2014. The rise in foreign debt emanated mainly from the issuance of a new twelve-year foreign bond: R19,9 billion was raised from the new US$2,0 billion marketable bond (TY2/90) issued in September 2013 with a coupon rate of 5,875 per cent, and maturing in 2025. Revaluation adjustments emanating from the weaker exchange value of the domestic currency against other major currencies also had an impact on the rand value of government’s foreign debt.

The difference between foreign debt valued at historical exchange rates and foreign debt valued at prevailing exchange rates amounted to R41 billion as at 31 March 2014. The Budget Review 2013 projected that foreign debt of national government would reach R112 billion as at 31 March 2014. However, it was revised upwards in the 2014 Budget Review to amount to R148 billion.

Total gross loan debt of national government, consisting of domestic and foreign debt, rose steeply from R1 366 billion to R1 584 billion between March 2013 and March 2014. Total gross loan debt was originally budgeted to amount to R1 522 billion at the end of the 2013/14 fiscal year. Relative to gross domestic product, total gross loan debt increased from 42,7 per cent to 45,9 per cent during the period under discussion.

Quarterly Bulletin June 2014

While the upward trend in government’s debt ratio continues, it is reasonably contained when compared with other G-20 economies.

General government debt as percentage of gross domestic product in selected G-20 economies

2013/14 or latest available
Italy	132,5
United States[1]	104,5
Euro area	95,2
France	93,9
United Kingdom	90,1
Germany	78,1
India	66,7
Brazil[2]	66,3
South Africa[3]	45,9
Australia[1]	28,8
Indonesia	26,1
China[4]	22,4
Russia	13,4

Sources: IMF Fiscal Monitor, staff estimates and projections

1.	For cross-country comparability, gross and net debt levels reported by national statistical agencies for countries that have adopted the 2008 System of National Accounts (Australia, Canada, United States) are adjusted to exclude unfunded pension liabilities of government employees’ defined benefit pension plans.
2.	Gross debt refers to the non-financial public sector, excluding Eletrobras and Petrobras, and includes sovereign debt held on the balance sheet of the central bank.
3.	Gross national government loan debt, excluding extra-budgetary institutions, social security funds, provincial and local governments.
4.	Staff estimated in the 2013 Article IV Staff Report that the augmented debt expanding the perimeter of government to include local government financing vehicles and other off-budget activity was around 46,2 per cent of gross domestic product as of end-2012.

Quarterly Bulletin June 2014

After taking into account the available cash balances, total net loan debt of national government rose steeply from R1 154 billion to R1 389 billion between March 2013 and March 2014. Relative to gross domestic product, total net loan debt increased from 36,1 per cent to 40,3 per cent during the period under discussion.

According to the Budget Review 2014, amounts drawn on government guarantees amounted to R180 billion at the end of March 2013 and this was projected to amount to R209 billion at the end of March 2014. The bulk of the guarantees were in favour of the non-financial public enterprises and corporations of which Eskom accounted for more than two-thirds.

Quarterly Bulletin June 2014

Statement of the Monetary Policy Committee

27 March 2014

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), the global economic environment has remained challenging, notwithstanding some improvement in sentiment. Key factors affecting the environment include the possibility of an earlier-than-expected increase in the United States (US) policy rate in 2015, further evidence of a slowdown in China, and geopolitical tensions arising from the situation in Ukraine.

The domestic economic outlook remains subdued amid continued strikes in the platinum sector and uncertainty regarding a stable and sufficient electricity supply in the coming months. While the most recent inflation forecasts suggest marginal improvements in the medium term, upside risks to the inflation outlook persist despite the recent appreciation of the rand, which remains vulnerable to shifts in global risk sentiment and adverse domestic developments. Together with downside risks to growth, this continues to pose a dilemma for monetary policy.

The year-on-year inflation rate as measured by the consumer price index (CPI) for all urban areas measured 5,8 per cent and 5,9 per cent in January and February 2014 respectively, up from 5,4 per cent in December 2013. This marked upward trend was in line with the forecasts of the South African Reserve Bank (the Bank). Food and non-alcoholic beverage price inflation reversed its previous downward trend, measuring 4,3 per cent and 5,4 per cent in the past two months, compared with the recent low of 3,5 per cent in December. The contribution of this category to the overall CPI inflation increase was 0,8 percentage points in February 2014, compared with 0,5 in December 2013. The petrol price, which was the other main contributor to the higher CPI inflation in February, increased at a year-on-year rate of 14,0 per cent. Core inflation, which excludes food, petrol and electricity, was unchanged at 5,3 per cent, the sixth consecutive month at this level. This was despite upward pressures from exchange rate sensitive categories such as clothing and footwear, and motor vehicle inflation, which were offset to some extent by a lower rate of increase in medical insurance costs. Administered price inflation excluding petrol measured 6,9 per cent. The headline producer price inflation for final manufactured goods measured 7,7 per cent in February, compared with 7,0 per cent in January.

The Bank’s forecast of headline inflation is unchanged for 2014 and is expected to average 6,3 per cent, with the peak of 6,6 per cent still expected in the fourth quarter. The forecast average inflation for 2015 declined from 6,0 per cent previously to 5,8 per cent, with inflation expected to average 5,6 per cent in the final quarter of that year, compared with 5,9 per cent previously. This improvement is mainly the result of the lagged effect of the repurchase (repo) rate increase. Inflation is still expected to breach the upper end of the target range in the second quarter of 2014, and to return to within the target range in the second quarter of 2015, when it is expected to measure 5,9 per cent.

The outlook for core inflation has improved and is expected to average 5,6 per cent in both 2014 and 2015, compared with the previous forecast of 5,8 per cent and 5,9 per cent for these two years respectively. Notwithstanding this improvement, the upward pressures continue to be seen to be coming from the lagged effects of the exchange rate depreciation. The MPC still assesses the risks to the inflation outlook to be skewed to the upside, as extended periods of overshooting of the exchange rate remain a possibility in the current uncertain global environment. There is also a risk that the current low level of pass-through may not persist.

Inflation expectations as measured by the survey conducted by the Bureau for Economic Research (BER) in the first quarter of 2014, remained unchanged at an average of 6,1 per cent for both 2014 and 2015, with inflation of 5,9 per cent expected in 2016. Although the 2014 expectations of analysts increased to 6,1 per cent from 5,6 per cent in the previous survey, the

Quarterly Bulletin June 2014

expectations of business people declined to 6,2 per cent from 6,4 per cent, with trade union expectations unchanged at 6,1 per cent. Analysts expect inflation to moderate during the next two years to within the target range, while business and labour respondents expect inflation to remain steady at just over 6 per cent, indicating that expectations continue to be relatively well anchored, albeit at the upper end of the target band.

The Reuters survey of economic analysts conducted in March 2014 shows that inflation expectations of economists are more or less unchanged since the previous survey and also remain, on average, anchored at the upper end of the band. The expectation is that inflation will breach the upper end of the target range in the third and fourth quarters of 2014 at an average rate of 6,1 per cent before returning to within the target range.

The global economic recovery continues to be uneven, with a first quarter slowdown in growth in the advanced economies compared with the fourth quarter of 2013, due in part to severe weather conditions, particularly in the US. Nevertheless, the underlying US growth prospects remain relatively favourable despite a slower pace of employment growth, amid positive investment and consumption indicators. The United Kingdom economy continues to show signs of sustained improvement, with declining inflation and unemployment rates as well as a buoyant housing market. The eurozone’s growth prospects remain weak, although there are signs of a modest recovery, and the unemployment rate appears to have peaked. Japanese economic growth in the fourth quarter of 2013 was lower than expected, and there are indications that the recovery could be losing momentum.

The global outlook is, however, overshadowed by unfolding developments in the Ukraine and Russia regarding Crimea, although to date contagion effects have been limited to those countries with direct trade and financial links with the region. The other downside risk factor relates to a deteriorating outlook in a number of the larger emerging market economies, including Brazil, Russia and China. Recent short-term data from China indicate that economic growth could decline below the government’s target of 7,5 per cent, at a time of increased risks in the banking sector.

The slowdown in China is expected to maintain downward pressure on global commodity prices, particularly industrial commodities, while there are upside risks to some commodities, particularly oil and grains, from the tensions in Crimea.

Global inflation pressures remain benign, particularly in the advanced economies. Since the previous meeting of the MPC, the US has continued its steady path of tapering, although the financial markets now believe that the first interest rate increases may occur earlier in 2015 than previously expected. Over the same period, monetary policy has been tightened in New Zealand, Brazil and Russia, and loosened in Israel, Thailand, Chile and Hungary.

The exchange rate of the rand has been relatively volatile since the previous meeting of the MPC, having fluctuated in a wide range between R10,60 and R11,39 against the US dollar. There has been an appreciating trend over this period, in line with an improving risk sentiment towards emerging markets. Since the previous meeting of the MPC, the rand has appreciated by about 2,4 per cent against the US dollar, and by 2,2 per cent on a trade-weighted basis.

While the risk to the inflation outlook from the exchange rate may have moderated somewhat since the previous meeting, these risks are still assessed to be on the upside. The MPC is of the view that the exchange rate will continue to be highly sensitive to both domestic and global developments, remaining prone to further bouts of volatility and protracted periods of overshooting.

The current account of the balance of payments narrowed significantly, from 6,4 per cent of gross domestic product (GDP) in the third quarter of 2013 (revised down from 6,8 per cent previously) to 5,1 per cent of GDP in the following quarter, with a deficit for the year of 5,8 per cent. The contraction of the trade account was a result of both a 3,6 per cent decline

Quarterly Bulletin June 2014

in the value of merchandise imports and a 0,9 per cent increase in export earnings. Although we expect the current account to respond to the depreciated exchange rate, this adjustment is likely to be gradual and some widening of the trade deficit is expected in the first quarter of 2014. Constraining factors include the protracted nature of the strike in the platinum sector and the relatively inelastic import demand, particularly with respect to imported capital equipment. Promisingly, net exports made positive contributions to GDP growth in the final two quarters of 2013.

Tapering by the US Federal Reserve and the expectation of US interest rate normalisation continued to impact on the pattern of global capital flows and financial market volatility. The domestic yield curve flattened since the previous MPC meeting, as the short end increased in response to monetary tightening, while the long end of the curve shifted downwards. In contrast to emerging markets in general, South Africa experienced net inflows into the equity markets in February and March 2014 totalling R11,6 billion, following net sales of R25,1 billion between November 2013 and January 2014. Non-residents remained net sellers of bonds but at a slower pace: net sales of bonds amounted to R46,0 billion over the same three-month period, but moderated to R1,2 billion in February 2014, and net purchases of R2,1 billion in March to date.

The domestic economic growth outlook remains subdued. Despite a rebound in the fourth quarter of 2013, when an annualised growth rate of 3,8 per cent was recorded, economic growth is expected to remain below potential of between 3,0 per cent and 3,5 per cent in 2014, with a consequent widening output gap. The Bank’s forecast for economic growth has declined marginally to 2,6 per cent in 2014, compared with 2,8 per cent previously, while the forecast for 2015 has been revised down from 3,3 per cent to 3,1 per cent. The risks to this forecast are seen to be on the downside, given the protracted strike in the platinum sector and electricity supply constraints. This deterioration comes amid continued low levels of business confidence, with the RMB/BER Business Confidence Index declining to 41 index points in the first quarter of 2014, the fourth consecutive month at a level below the neutral 50 index points. The sideways movement of the composite leading business cycle indicator of the Bank also points to a restrained outlook.

The growth outcome in the fourth quarter of 2013 was led by strong growth in the manufacturing sector in particular, following the strike-induced contraction in the previous quarter. In January 2014, a 2,5 per cent year-on-year rate of growth in manufacturing output was recorded. According to the BER manufacturing survey, business confidence in the sector remains low despite increasing to 41 index points in the first quarter of the year, from 36 previously. There are, however, some positive signs in the sector, with the Kagiso Purchasing Managers’ Index (PMI) increasing to 51,7 index points in February, and the BER’s indicators for manufacturing export sales and orders improving further in the first quarter of 2014, to their highest level in ten years.

Despite strong performance in the fourth quarter of 2013, the outlook for the mining sector remains bleak: mining output contracted at a month-on-month rate of 1,1 per cent in January of this year, and the ongoing strike in the platinum sector is likely to impact adversely on mining output and exports.

Growth in real gross fixed capital formation accelerated to 4,7 per cent in 2013, compared with 4,4 per cent in the previous year. During the past year, real capital outlays by the private sector increased by 5,5 per cent, while public corporations and general government investment increased by 3,1 per cent and 3,5 per cent respectively.

Consistent with moderate economic growth, employment growth has remained weak. According to the Quarterly Employment Statistics (QES) of Statistics South Africa, employment levels in the formal non-agricultural sector increased marginally at a seasonally adjusted rate of 0,2 per cent in the fourth quarter of 2013, or by 5 100 employment opportunities. In the year

Quarterly Bulletin June 2014

to the fourth quarter of 2013, the increase was 0,5 per cent or 40 900 jobs, with the public sector contributing 39 000 of these jobs. Overall, private-sector employment declined during the fourth quarter of 2013, with losses most pronounced in the gold mining, construction and electricity sectors.

The weakening trend in the growth in household consumption expenditure continued into the final quarter of 2013, with growth of 2,0 per cent recorded, and its contribution to GDP growth declining from 2,3 percentage points in 2012 to 1,7 percentage points in 2013. Growth for the year averaged 2,6 per cent, while consumption expenditure by general government averaged 2,4 per cent. Household spending on durable goods remained firm, but grew at a slower pace of 6,9 per cent, and is likely to moderate further as vehicle sales come under increasing pressure. Total domestic new vehicle sales declined in February 2014 by 2,6 per cent on a month-to-month basis and by 3,1 per cent year on year. Although real retail trade sales exceeded market expectations in January following a month-to-month increase of 0,8 per cent and a 6,8 per cent increase year on year, the outlook for consumption expenditure is expected to be constrained by slow employment growth, high debt levels of consumers, slow rates of growth in credit extension and the higher interest rate environment.

Growth in government consumption expenditure is expected to be contained. According to the recent budget, the expenditure cap has been maintained and a consolidated budget deficit of 4,0 per cent of GDP is estimated for 2014/15, in line with that of the past fiscal year. A faster pace of fiscal consolidation is indicated, with the deficit-to-GDP ratio expected to decline to 2,8 per cent in 2016/17.

Bank credit extension to the private sector has maintained its weak underlying trend, particularly with respect to credit extended to households, reinforcing expected pressures on household consumption expenditure. By contrast, credit extension to the corporate sector was relatively robust, with growth rates of around 10 per cent. Although twelve-month growth in total loans and advances to the private sector increased from 6,4 per cent in December 2013 to 7,6 per cent in January 2014, credit extension to households increased by 5,5 per cent and 5,6 per cent in these two months respectively. This probably reflects both supply- and demand-side considerations. Mortgage lending remained weak, with twelve-month growth of 2,1 per cent in January, amid moderate house price growth. Twelve-month growth in general loans to households (mainly unsecured lending) continued its downward trend, measuring 5,0 per cent in January, the lowest rate of growth since February 2005. Instalment sale credit and leasing finance has remained buoyant but is growing at a more moderate pace, in line with declining vehicle sales.

The trend in wage settlements has remained relatively unchanged. According to Andrew Levy Employment Publications, the overall average wage settlement rate in collective bargaining agreements measured 7,9 per cent in 2013, compared with 7,6 per cent in 2012. Data from Stats SA show that the growth in nominal remuneration per worker increased from 6,7 per cent in the year to the third quarter of 2013 to 7,0 per cent in the fourth quarter. Once the slight increase in productivity growth is accounted for, this translates into a unit labour cost increase of 5,2 per cent in the fourth quarter. While this appears to be relatively contained, there are wide variations across sectors, and the outcome of wage negotiations during the year in an unsettled labour relations environment will be an important determinant of inflation pressures.

As anticipated, the favourable trend of food prices in the CPI has reversed, and pressures are expected on headline inflation from this source despite the moderation of prices at the global level. Having reached a recent low of 3,5 per cent in December 2013, consumer food price inflation increased to 4,3 per cent and 5,6 per cent in the subsequent two months. Final manufactured producer food price inflation accelerated to 7,6 per cent in February 2014, and further pressures are evident in the agricultural producer price inflation for cereals and other crops which accelerated from -8,2 per cent in August 2013 to 27,6 per cent in February 2014.

Quarterly Bulletin June 2014

This contributed to the 7,4 per cent increase in bread and cereals prices at the consumer price level in February. The wheat and maize prices reflect exchange rate pressures and domestic drought conditions. Although futures prices indicate some possible moderation in the coming months following the recent rains, near-term pressures remain.

International oil prices have been relatively unaffected by the Crimean crisis, and the price of Brent crude oil fluctuated between a relatively narrow range of US$106 and US$111 per barrel since the previous meeting. The exchange rate has been the main driver of the rand petrol price, which increased by a cumulative 75 cents per litre in February and March. The recent appreciation of the rand has resulted in the current over-recovery in the petrol price, and this is expected to offset in part the 20 cents per litre fuel levy increase due to be implemented in April.

The MPC is acutely aware of the policy dilemma of rising inflation pressures in a subdued economic growth environment. Despite a marginal improvement in the medium-term inflation forecast, the trajectory remains uncomfortably close to the upper end of the target range.

The main upside risk to the forecast continues to come from the exchange rate, which, despite the recent relative stability, remains vulnerable to global rebalancing. The expected normalisation of monetary policy in advanced economies is unlikely to be linear or smooth, and the timing and pace is uncertain.

The rand is also vulnerable to domestic idiosyncratic factors, including protracted work stoppages, electricity supply constraints, and the slow adjustment of the current-account deficit. Pass-through from the exchange rate to prices has been relatively muted to date but there is some evidence that it is accelerating. However, the forecast already incorporates a higher pass-through than has been experienced up to now.

At the same time, the domestic economic outlook remains fragile, with the risks assessed to be on the downside. Demand pressures remain benign as consumption expenditure continues to slow amid weakening credit extension to households and high levels of household indebtedness. The upward trend in the core inflation forecast is assessed to reflect exchange rate pressures rather than underlying demand pressures.

Given the lags with which monetary policy operates, the MPC will continue to focus on the medium-term inflation trajectory. The committee is aware that too slow a pace of tightening could undermine inflation expectations and may require more aggressive tightening in the future. Consistent with our mandate, a fine balance is required to ensure that inflation is contained while minimising the cost to output.

The real policy rate is currently below what can be considered normal in the long run and is likely to increase over the medium term. The pace of tightening will depend on a number of factors, including projected inflation, inflation expectations, the state of the economy and global developments. At this meeting, the MPC decided to keep the repo rate unchanged at 5,5 per cent per annum.

We wish to reiterate that even though we are in a tightening cycle, there will not necessarily be a change in the stance at every meeting, and that the increments may not always be of the same magnitude.

Quarterly Bulletin June 2014

Statement of the Monetary Policy Committee

22 May 2014

Issued by Gill Marcus, Governor of the South African Reserve Bank, at a meeting of the Monetary Policy Committee in Pretoria

Since the previous meeting of the Monetary Policy Committee (MPC), inflation has breached the upper end of the target band and is expected to remain outside the target for some time. This development was in line with the inflation forecast of the South African Reserve Bank (the Bank), which is more or less unchanged since the previous meeting of the MPC. The exchange rate has appreciated somewhat since its lows in January in response to a more benign global monetary policy environment, moderating some of the near-term upside risks to inflation. Nevertheless, risks to the inflation outlook remain skewed to the upside.

Despite a more favourable global growth environment, the domestic economic growth outlook has deteriorated markedly. There is still no end in sight to the protracted strike in the platinum sector, and the economic and social costs are escalating and are potentially devastating. Both the mining and manufacturing sectors appear to have contracted in the first quarter of the year, with electricity supply constraints adding to the weak outlook. Against this backdrop, monetary policy faces an increasingly challenging scenario.

The year-on-year inflation rate, as measured by the consumer price index (CPI) for all urban areas, came to 6,0 per cent and 6,1 per cent in March and April 2014 respectively, up from 5,9 per cent in February. Food and non-alcoholic beverage price inflation accelerated significantly, measuring 7,0 per cent and 7,8 per cent in the past two months, compared with a recent low of 3,5 per cent in December 2013. The contribution of this category to headline inflation was 1,2 percentage points in April, compared with 0,8 percentage points in February. The categories of food, housing utilities and transport together accounted for 3,7 percentage points of the inflation outcome in April. Core inflation, which excludes food, petrol and electricity, measured 5,5 per cent in both March and April after six consecutive months at 5,3 per cent. Administered price inflation excluding petrol continued its gradual decline, measuring 6,5 per cent in April from 6,7 per cent in March. The headline producer price inflation for final manufactured goods measured 8,2 per cent in March compared with 7,7 per cent in February, driven mainly by food prices, and is indicative of further upside pressures on CPI inflation in the near term.

The Bank’s forecast of headline inflation changed marginally since the previous meeting. Inflation is expected to average 6,2 per cent in 2014 compared with 6,3 per cent previously, with the peak of 6,5 per cent (previously 6,6 per cent) expected in the fourth quarter. The forecast average inflation for 2015 remained unchanged at 5,8 per cent. The forecast horizon has been extended and inflation is expected to average 5,5 per cent in 2016 and 5,4 per cent in the final quarter of that year. Inflation is still expected to remain outside the target band from the second quarter of 2014 until the second quarter of 2015.

The outlook for core inflation is also largely unchanged. This measure is expected to average 5,6 per cent and 5,7 per cent in 2014 and 2015 respectively, compared with the previous forecast of 5,6 per cent for both years, moderating to 5,5 per cent in 2016. The upward pressure is assessed to be a response to the lagged effects of the exchange rate depreciation rather than evidence of strong domestic demand pressures. The MPC still sees the risks to the inflation forecast to be skewed to the upside, and remains concerned that the current low level of pass-through may not persist.

The Reuters survey of inflation expectations of economic analysts conducted in May is more or less unchanged since the previous survey. Inflation is expected to average 6,3 per cent in the second quarter and 6,2 per cent in the final two quarters of 2014 before returning to within the target at an average of 5,8 per cent in the first quarter of 2015. Annual inflation is expected to average 6,2 per cent in 2014, and 5,6 per cent and 5,4 per cent in the subsequent two years respectively, somewhat lower than the Bank’s forecast.

Quarterly Bulletin June 2014

The global economic outlook remains mixed. Growth in the United States (US) stalled in the first quarter as a consequence of the severe weather conditions, while retail sales in April were below expectations. Despite the downside risk to growth from the housing market, the recovery is expected to remain on track, although at a lower rate than that forecast earlier in the year. While the US Federal Reserve (the Fed) expects growth of between 2,8 and 3,0 per cent for 2014, the market consensus is closer to 2,5 per cent. Economic recovery in the United Kingdom (UK) also appears to be resilient, despite some slack in the economy. By contrast, the eurozone continues to lag, following a lower-than-expected annualised growth rate of around 0,8 per cent in the first quarter.

The annualised growth rate of 5,9 per cent recorded by the Japanese economy in the first quarter of this year is not expected to be sustained as higher consumption taxes take effect, and consensus forecasts are for annual growth of around 1,5 per cent. The Chinese economy grew at an annualised rate of 5,8 per cent in the first quarter of 2014 amid weakening trends in industrial production and retail sales. Although an annual growth rate of between 7,0 per cent and 7,5 per cent is still generally expected, there are concerns that the loss of momentum in the property market and declining credit growth could pose downside risks to growth.

The shift in global growth dynamics towards the advanced economies has been reinforced, with a number of emerging markets facing a more challenging outlook. Low growth is expected in a number of the larger economies, including Brazil, Russia, Argentina, Turkey and Thailand, but some analysts have revised upwards their growth forecasts for India. More positively, growth in sub-Saharan Africa is expected to average 5,4 per cent, but this is vulnerable to weaker commodity prices in the event of slower growth in China.

Global inflation remains benign amid relatively stable food and energy price trends. Financial markets appear to have priced in continued steady tapering of quantitative easing in the US, and recent guidance from the Fed appears to have reduced the degree of volatility and uncertainty in financial markets regarding the pace and timing of monetary policy normalisation. Policy rates look set to increase at a moderate pace in both the US and the UK during 2015, while the possibility exists of further easing in Japan and the eurozone where the risk of deflation persists. Since the previous meeting of the MPC, monetary policy has been tightened in New Zealand, Brazil and Russia in response to inflation pressures or exchange rate concerns, but was eased slightly in Hungary.

With global financial markets pricing in a slower pace of US policy normalisation, global risk appetite has improved. Apart from sizeable outflows from Russia in the wake of the crisis in the Ukraine, capital flows to emerging markets have resumed or outflows slowed, resulting in generally appreciating emerging-market currencies and declining long bond yields. This improved sentiment has also impacted on the rand exchange rate, which appreciated by 3,3 per cent against the dollar and by 3,1 per cent on a trade-weighted basis since the previous meeting of the MPC. During this period, the rand traded in a range of between around R10,29 and R10,70 against the US dollar.

Portfolio flows to South Africa have been in line with general global trends. Following cumulative net sales of South African government bonds and equities by non-residents of R71 billion from November 2013 to the end of January 2014, net purchases of bonds and equities since the beginning of February have totalled R8,3 billion and R29,9 billion respectively. Year-to-date net inflows into bonds and equities total R7,6 billion.

While recent exchange rate developments have afforded some near-term respite from further inflation risks from the exchange rate, the MPC is mindful of the sensitivity of the rand to both global and domestic factors.

The rand is expected to remain vulnerable to changing global perceptions of US monetary policy and associated capital flows. However, while the recent appreciation is more a reflection of changing global risk perceptions rather than a specific reassessment of South African

Quarterly Bulletin June 2014

fundamentals, domestic factors have also impacted on the rand. The exchange rate is likely to remain sensitive to domestic factors, including developments in the current account of the balance of payments and perceptions of its sustainability. In particular, the ongoing strike in the platinum sector is expected to begin to have a significant negative impact on exports now that inventories are reaching low levels, and a further extension of the strike could impede the required current-account adjustment process.

The domestic economic growth outlook has deteriorated markedly, with the reversal of a number of the tentative positive signs observed at the beginning of the year. The Bank’s forecast for economic growth for 2014 has been revised down, from 2,6 per cent at the previous meeting to 2,1 per cent, implying a further widening of the negative output gap. The forecast for 2015 remains unchanged at 3,1 per cent, and growth in 2016 is expected to average 3,4 per cent. However, the risks to these forecasts are increasingly to the downside against the renewed possibility of electricity load-shedding, among other factors. The Bank’s leading indicator of economic activity declined marginally in February, and the sustained sideways movement confirms the subdued outlook amid weak business confidence. The RMB/BER Business Confidence Index declined by 2 index points to 41 index points in the first quarter of 2014.

The first quarter growth outcome was negatively affected by contractions in both the mining and manufacturing sectors. In the first quarter of 2014, the physical volume of mining production declined by 6,8 per cent (not annualised) when compared with the previous quarter. This decline was not confined to the platinum group metals, with production declining in seven of the twelve mining subcomponents, and expectations are for this negative trend to continue.

The physical volume of manufacturing production declined by 1,6 per cent (not annualised) in the first quarter of the year. This contraction was also broad-based and the outlook for the sector remains subdued, as reflected by the marked decline in the Kagiso Purchasing Managers’ Index (PMI) to 47,4 index points in April. This follows two consecutive months when the index was above 50 points. The new sales orders component of the PMI remained well below 50 points for the second consecutive month. There appears to be continued underutilisation of manufacturing production capacity, particularly with respect to durable goods production.

The favourable trend in the real value of building plans passed during the past two years has been maintained in keeping with the rising levels of building confidence. The real value of building plans passed increased by 13,6 per cent on the 3-month-to-3-month basis in March 2014 and by 5,9 per cent on a year-on-year basis.

The unemployment rate remained elevated at 25,2 per cent in the first quarter of 2014 in a declining growth environment. This follows a decline in employment in the first quarter of 2014 of 122 000 jobs, although on a seasonally adjusted basis the decrease was 32 000 jobs.

Consumption expenditure by households is expected to remain constrained in the face of continued weakness in credit extension, rising inflation, high consumer indebtedness, as well as the knock-on effects of the mining strike, where the cumulative loss of wages is estimated to have exceeded R8 billion. Real retail sales grew by 0,6 per cent on a quarter-to-quarter basis in the first quarter of this year, having declined in March by 1,4 per cent on a month-to-month basis. New vehicle sales declined by 0,7 per cent on a 3-month-to-3-month basis in April, and by over 10 per cent on a year-on-year basis, while the National Association of Automobile Manufacturers of South Africa expects new vehicle sales to contract over the year. Although the FNB (First National Bank)/BER Consumer Confidence Index improved marginally in the first quarter of 2014, it remained at a low level of -6.

Growth in bank credit extension to households continued to moderate, while that to companies has remained relatively robust. The twelve-month growth in total loans and advances to the private sector measured 8,2 per cent in March 2014, driven by a 12,7 per cent increase in credit extension to companies related in part to the awarding of a new round of renewable energy contracts. By contrast, growth in credit extension to households moderated further to

Quarterly Bulletin June 2014

4,8 per cent, as unsecured lending continued its downward trend. Growth over twelve months in general loans to households, mainly made up of unsecured lending, measured 3,5 per cent in March, the lowest rate of growth since 2005. Growth in mortgage advances to households remained below 3 per cent, in line with the relatively subdued volume growth in the housing market. While growth in instalment sale and leasing finance recorded annual growth of 10,1 per cent in March, it is on a declining trend, particularly with respect to households. These trends in credit extension are expected to remain a constraint to consumption expenditure growth.

The trend in wage settlements is more or less unchanged. According to Andrew Levy Employment Publications, the overall average wage settlement rate in collective bargaining agreements was unchanged from the previous year, at 7,9 per cent in the first quarter of 2014. However, the main wage negotiations are yet to be completed, in particular the re-negotiation of a new multi-year agreement in the Steel and Engineering Bargaining Council. The outcome of this, as well as the impasse in the platinum sector, could have an important bearing on the general trend of wage settlements.

Food prices remain a risk to the inflation outlook although the risk may have moderated somewhat following the sharp reversal in domestic maize prices in recent weeks. Having reached a peak of almost R3 800 per ton in March, maize prices declined in May to around R2 000 per ton and an 8 per cent decline over the year. This was in response to an upward revision of the domestic maize crop forecast, now expected to be 11 per cent higher than last year, which has resulted in a move from import to export parity prices. This development, if sustained, could help ameliorate the considerable pipeline pressures that have been evident in the producer price index since the beginning of the year. Final manufactured producer food price inflation accelerated to 9,1 per cent in March, and further pressures are evident in the agricultural producer price inflation for cereals which measured 26,5 per cent in March, although this is expected to moderate in response to lower spot prices.

The international oil price has remained within the range of US$105 to US$111 for some time. The domestic price of petrol has benefited from the stronger trend in the exchange rate over the past weeks. In May, the price of 95-octane petrol declined by 15 cents per litre, following a 7 cent per litre increase in April. Should current trends continue, a further reduction can be expected in June.

The MPC continues to face the difficult dilemma of dealing with upside risks to inflation and a deteriorating domestic economic growth outlook. Although the breach of the upper end of the inflation target band was in line with the Bank’s forecast, the risks to the forecast remain on the upside. The policy dilemma is increased by the fact that inflation is seen to be driven primarily by supply-side factors, while demand conditions in the economy remain subdued.

Although the immediate pressures from the exchange rate are lower than was the case earlier in the year, the exchange rate remains a significant source of upside risk to the forecast. The respite from the stronger exchange rate could be temporary and respond quickly to changes in both domestic and external conditions. Although the pass-through from the exchange rate to inflation is still relatively low, there are indications of some acceleration. In addition, food prices are expected to add further upside impetus to inflation in the near term, but this risk may have moderated to some extent given the sharp decline in maize prices and low global food inflation.

As indicated earlier, the Bank’s economic growth forecast for 2014 has been revised down significantly to 2,1 per cent, and the first quarter growth outcome is anticipated to be the lowest quarterly growth rate since the recession in 2009. Although growth in the second quarter is expected to improve somewhat, the risks to the 2014 growth forecast are strongly on the downside, with developments in the mining sector an ongoing cause for concern. The demand side of the economy is also weakening: household consumption expenditure growth continues

Quarterly Bulletin June 2014

to moderate amid slower credit extension to households, high levels of consumer debt levels and moderate job growth. However, the weak state of the economy cannot be resolved through monetary policy actions alone.

The committee continues to hold the view that we are in a rising interest rate cycle, and interest rates will have to be normalised in due course. We embarked on this process with our first move in January 2014. At this stage, the pace and timing of normalisation in the advanced economies appears to have been pushed out further and may be more moderate than previously believed. We are also aware that this can change very quickly.

Accordingly, the MPC decided to keep the repurchase rate unchanged at 5,5 per cent per annum at this stage.

Future actions will be data-dependent and determined by developments in the inflation outlook and inflation expectations. Inflation is currently at uncomfortable levels, and a marked deterioration in the outlook may require action that we will not hesitate to take. The MPC reiterates that a rising interest rate cycle does not mean that rates will be raised at each meeting or by the same amount each time.

Quarterly Bulletin June 2014

Note on the revision of South Africa’s nominal and real effective exchange rate indices by L Motsumi, P Swart, H Lekgoro, V Manzi and B de Beer

Introduction

Nominal effective exchange rate indices are widely used to track the external value of a currency against a weighted basket of currencies, whereas real effective exchange rate indices serve as a yardstick of changes in a country’s international competitiveness of production over time.

As a result of gradual changes in trade patterns between countries, it is standard practice to periodically revise the bilateral trade weights of the countries considered in the computation of the weighted average effective exchange rate to reflect the most recent trade patterns. The global financial crisis in 2008 had a visible impact on global trade patterns and resulted in the reconfiguration of the established trade hierarchy.

This note briefly describes the revision of the weights and trading-partner countries used in the computation of South Africa’s nominal and real effective exchange rates. To this end, the Balance of Payments Division of the Bank has revised the calculation of the nominal and real effective exchange rate indices using more up-to-date bilateral data for trade in manufactured products during the period 2010 to 2012.

Further detail about the revision is provided below. As before, the focus in the construction of the effective exchange rate indices is on trade in manufactured goods and competitiveness in manufacturing.

Methodology

The Balance of Payments Division of the Bank has recently conducted the exercise of revising the country weights used in the computation of the effective exchange rates published by the Bank. Updates of South Africa’s weighted average effective exchange rates were previously published in 1999 (based on 1994 to 1996 trade data) and 2008 (based on 2003 to 2005 trade data). These revisions, including the current one, were done in accordance with the methodology used in the Information Notice System (INS) of the International Monetary Fund (IMF) – a system established in 1983 to facilitate surveillance of the exchange rate policies of IMF member countries. The INS relies on trade data obtained from the United Nations (UN) database reflecting trade in manufactured goods according to the Standard International Trade Classification (SITC), categories 5 to 8, excluding category 68.1

This latest update was conducted using bilateral trade data between South Africa and its largest trading-partner countries for the period 2010 to 2012. As before, weights for trading-partner countries were computed by taking into account competition between imports and locally produced import-competing goods, between own exports and similar produced in foreign markets, and between own exports and the exports of other countries in third markets. The bilateral and third-market weights building up to the new competitiveness indicators based on the aforementioned weighting scheme are displayed in Table 1. The new and previous weights are compared in Table 2. The revised set of weights will be applied to the calculation of the nominal and real effective exchange rates with effect from 1 January 2010; data prior to 1 January 2010 will not be affected. Annexure A may be consulted for the detailed formulas used to establish the weights.

Apart from the consideration of trade weights in constructing the competitiveness indicators, three other factors were noted, namely the base period, country coverage and price deflator. A base period for an economy is regarded as appropriate when it is associated with a period of relative stability in economic activity, including trade performance and low volatility in financial markets, among other factors.

Quarterly Bulletin June 2014

In the case of South Africa, the year 2010 seemed to satisfy most of the requirements and was thus selected as the base year. Regarding country coverage, the important countries whose producers compete with domestic producers either directly or indirectly through third markets were included. In addition, verification of timeous data availability for the elected countries was undertaken.

The choice of a price index that is representative of traded goods – in this instance preferably manufactured goods – is important. If competitiveness in a very broad sense is to be tracked, the available alternatives for such price indices are the consumer price index, unit labour cost, the producer price index, gross domestic product as well as import and export unit values. Each of these has its own advantages and disadvantages, with the consumer price index being flawed by virtue of it being endogenous to the exchange rate, partly dominated by non-traded goods and service, and being distorted by price controls and taxes. Unit labour cost data, on the other hand, are not always timeously available and could reflect short-term cyclical movements with little bearing on competitiveness. Unlike unit value indices are not popular and thus not computed by some countries. Although the construction of the producer price indices varies somewhat across countries, these prices are readily available and reflect more accurately the prices of representative goods.

In computing the real effective exchange rate index, the producer price index was chosen as the appropriate price deflator. Middle exchange rates are used to establish the effective exchange rate indices using geometric averages.

Results

The newly calculated indices display movements that are similar to the previously published indices that were updated in 2008 using bilateral manufacturing trade data for the period 2003 to 2005. Despite displaying a similar trend, the levels of the previously and newly calculated indices deviate, on average, by about 1 per cent.

Notable outcomes of the 2014 revision are as follows:

•

As a result of increased trade, particularly in the export of manufactured goods for categories 5 to 8, the number of trading-partner countries incorporated in the trade-weighted basket increased from 15 to 20 and now includes four African countries, namely Botswana, Zambia, Zimbabwe and Mozambique (see Tables 1 and 2). South Africa’s trade with these 20 countries covered 86,9 per cent of total manufactured imports and 81,7 per cent of total exports of manufactured goods.

•

South Africa’s five most important trading-partner countries remained unchanged from the previous revision conducted in 2008. However, the relative ranking of the top trading-partner countries changed when China overtook the US to become South Africa’s second-largest trading partner after the euro area. In addition, Japan became the country’s fourth-largest trading-partner country, moving the UK to fifth position.

•

The decline in the bilateral trade weight with the euro area largely reflected a significant decline in the importation of manufactured goods from euro area countries, pushing down the bilateral trade import weight between South Africa and the euro area to 30,8 per cent during 2010 to 2012. Notwithstanding this decline, South Africa’s exports of manufactured goods to Europe, in particular vehicles and transport equipment, gained some ground, increasing the export weight concerned to 26,9 per cent points over the period.

Quarterly Bulletin June 2014

•

South Africa’s imports of manufactured goods from China surged in 2010 to 2012, with the majority of the increase noted in the subcategories for machinery and transport equipment, while the exports of these manufactured goods to China moderated somewhat. As a result, the overall weight of China in the basket increased from 12,5 per cent to 20,5 per cent in the current revision.

Table 1: Comparison of weights for international trade in manufactured goods

Country/area	Bilateral import weights		Bilateral export weights		Third-market weights
	Previous*	Revised**	Previous*	Revised**	Previous*	Revised**
Euro area	43,04	30,83	25,58	26,87	25,70	25,58
China	12,70	24,82	2,85	2,03	21,64	22,48
United States	13,29	12,19	19,12	18,14	14,20	15,23
Japan	7,19	6,04	15,77	2,97	11,00	9,06
United Kingdom	10,23	5,12	13,98	5,94	8,52	8,39
India	2,06	4,39	2,18	2,29	1,73	4,07
Republic of Korea	0,24	3,57	2,55	0,74	5,23	3,61
Botswana	—	0,41	—	10,28	—	0,40
Thailand	—	2,14	—	0,81	—	1,82
Sweden	2,27	2,21	0,63	0,55	2,70	1,50
Switzerland	1,83	1,94	4,42	0,13	3,47	1,81
Zambia	0,27	0,13	2,77	7,66	0,002	0,17
Malaysia	—	1,48	—	0,28	—	1,48
Zimbabwe	—	0,15	—	6,36	—	0,39
Australia	1,64	0,86	4,54	3,04	0,43	0,58
Brazil	1,79	1,18	0,92	1,74	0,91	0,51
Mozambique	—	0,08	—	1,07	—	0,10
Canada	—	0,90	—	5,29	—	1,17
Poland	—	0,92	—	1,01	—	0,67
Israel	0,84	0,63	1,89	1,78	0,95	0,98

*	‘Previous’ refers to 2003–2005
**	‘Revised’ refers to 2010–2012

Quarterly Bulletin June 2014

Table 2: Comparison between previous and revised weights

Country/area	Previous weights 2003–2005 Per cent	Revised weights 2010–2012 Per cent
Euro area	34,82	29,26
China	12,49	20,54
United States	14,88	13,72
Japan	10,12	6,03
United Kingdom	10,71	5,82
India	2,01	3,98
Republic of Korea	1,96	3,10
Botswana	—	2,09
Thailand	—	1,86
Sweden	1,99	1,81
Switzerland	2,83	1,78
Zambia	0,80	1,42
Malaysia	—	1,27
Zimbabwe	—	1,25
Australia	2,04	1,19
Brazil	1,37	1,16
Canada	—	0,98
Mozambique	—	0,97
Poland	—	0,89
Israel	1,11	0,88
China, Hong Kong SAR	1,48	—
Singapore	1,40	—
Total	100,00	100,00

•

Exports destined for Japan declined during the period under review, partly due to the March 2011 earthquake and tsunami which forced the country back into recession. South Africa’s bilateral export weight with Japan declined from 15,8 per cent in the previous revision to 3,0 per cent in the current revision. Over the same period, the import weight contracted marginally to 6,0 per cent.

•	The overall weight of the UK almost halved between the revision periods, declining from 10,7 per cent to 5,8 per cent for the period 2010 to 2012.

•

South Africa’s bilateral trade with African countries increased, consistent with the region’s increase in economic growth. The revised weights of trading-partner countries in the basket are indicative of the gradual growth in South Africa’s trade with Botswana, Mozambique, Zambia and Zimbabwe.

Figure 1 illustrates the relatively small divergence between the old and the new nominal effective exchange rate indices. Figure 2 depicts the real effective exchange rate index, that is, the nominal effective exchange rate adjusted for inflation differentials using the producer price indices for manufactured goods.

The revised set of weights will be applied to the calculation of the nominal and real effective exchange rates from 1 January 2010.

Quarterly Bulletin June 2014

Planned publication

The Bank is planning to start releasing the new indices on a continuous basis from 1 July 2014. Further details will be provided on the Bank’s website.

Quarterly Bulletin June 2014

Annexure A: Formulae

The following formulae were used in calculating appropriate exchange rate weights: represents country i’s exports of manufactured goods to market k. represents country j’s share of all manufactured exports to market k and is the share of country i’s exports of manufactured goods shipped to market k. Therefore, and represent the share of imports and exports in country i’s international trade in manufactured goods.

represents the sum of components: the import component which reflects competition in the home market (country i), and the export component which reflects competition in all foreign markets.

The import weight, is the share of country i’s imports of manufactured goods coming from country j. The bilateral export weight, is the share of country i’s exports of manufactures going to country j. The third-market export weight, is equal to the weighted average over all third-country markets of country j’s import share divided by a weighted average of the combined import share of all country i’s competitors, where the weights are the shares of country i’s exports to the various markets. The bilateral and third-market export weights are arbitrarily given equal importance in the computation of the overall export weight,

Quarterly Bulletin June 2014

Note on the flow of funds in South Africa’s national financial account for the year 2013 by S Madonsela1

Introduction

From 2012 to 2013 the aggregate flow of funds in the South African economy increased at a pace broadly in line with growth in nominal gross domestic product. While structural impediments hampered production, financial intermediation continued to bridge the gaps between net lenders and net borrowers.

This note reviews both the flow of funds among the domestic sectors, and between the domestic sectors and the foreign sector. The participation of these sectors was influenced by broader macroeconomic conditions, the regulatory environment and risk-return profiles of various financial instruments. The quarterly accounts for 2013 are attached to this note, whereas the annual summary account is presented on pages S–46 to S–47 of this Quarterly Bulletin.

Sectoral financing balances

The saving and investment performance of South Africa’s main sectors for 2012 and 2013 in Table 1 reveals that while economic growth remained below potential, fiscal space was eroded by rising debt. The foreign sector continued to play a key role as net supplier of funds to the domestic economy, assisting the economy with its infrastructural and other financing needs as the combined domestic sectors’ deficit position widened by 20 per cent. The general government sector was the largest borrower of funds, with a financing shortfall of R198 billion in 2013. Non-financial corporate business enterprises’ net borrowing position was stepped up in 2013 mainly due to capital formation activities. Financial intermediaries were net lenders of funds during the period under review.

Table 1 Financing balances,1, 2 2012 and 2013

R millions Surplus units (+)/deficit units (-)

	2012			2013
	Gross saving	Gross capital formation	Net lending (+)/net borrowing(-)	Gross saving	Gross capital formation	Net lending (+)/net borrowing(-)
Foreign sector[3]	164 309	—	164 309	196 936	—	196 936
Financial intermediaries	88 676	16 500	72 176	99 752	14 756	84 996
General government	-87 529	97 543	-185 072	-91 050	107 379	-198 429
Non-financial business enterprises
Public	48 170	125 274	-77 104	44 501	128 049	-83 548
Private	326 340	308 643	17 697	332 880	343 078	-10 198
Households[4]	69 128	61 134	7 994	72 500	62 257	10 243

Total	609 094	609 094	0	655 519	655 519	0

Memo: Total of absolute values	—	—	524 352	—	—	584 350

1.	Gross saving plus net capital transfers less gross capital formation. Gross capital formation consists of fixed capital formation and changes in inventories, before providing for consumption (depreciation) of fixed capital.
2.	A positive amount reflects a net lending position and, by implication, the net acquisition of financial assets, whereas a negative amount reflects a net borrowing position and, by implication, the net incurrence of financial liabilities.
3.	A positive amount reflects a surplus for the rest of the world and is therefore a deficit on South Africa’s current account. A negative amount would represent a deficit for the rest of the world and a surplus on South Africa’s current account.
4.	Including unincorporated business enterprises and non-profit institutions serving households.

Quarterly Bulletin June 2014

The inter-sectoral diagram below provides a sector-to-sector analysis of the financial linkages across the main sectors in the economy. Non-financial corporate business enterprises and financial intermediaries were the main recipients of non-residents’ funds in 2013, receiving R113 billion and R66 billion respectively. In turn, non-financial business enterprises financed the general government sector to an amount of R190 billion, and the latter recorded a net outflow of R13 billion to financial intermediaries.

Note:	Numbers may not balance perfectly due to rounding. The numbers inside the boxes represent the net lending (+) or borrowing (-) positions of the sectors, and those outside the boxes illustrate inter-sectoral flow of funds and the direction of flows. To calculate the net lending or borrowing position of each sector, inflows are treated as negatives and outflows as positives

Table 2 shows that economic agents displayed a general preference for transaction flows in the form of cash and deposits, and credit instruments. Fixed-interest securities increased to 14 per cent of total financing activity and share holdings moderated to 13 per cent in 2013 compared to 15 per cent in 2012.

Table 2 Flow of funds: Usage of main financial instruments, 2013

	Percentage of total flows
	2012	2013
Cash and deposits	13	19
Credit extension*	22	17
Fixed-interest securities	10	14
Ordinary shares	15	13
Other instruments	40	37
Total	100	100

* Mortgage loans, other long-term loans, bank loans, trade credit and short-term loans

Sectoral analysis

Depending on their financing positions, economic units embark on intermediation as informed by the perceived risk and return profiles of financial instruments. Below is a brief review of the individual sectors’ usage of various financial instruments to meet their borrowing and investment requirements in 2013.

Quarterly Bulletin June 2014

Foreign sector

The non-resident sector consistently bridged the domestic saving-investment gap in line with the developmental stage of the country, through the acquisition of financial instruments amounting to R269 billion in 2013, which was 15 per cent higher than in 2012. Non-residents channelled their funds through increased holdings of domestic shares and long-term loans granted to resident economic agents. However, non-resident risk aversion towards emerging-market assets was evident in 2013 as long-term government bond purchases by non-residents declined. Over the review period, non-resident sentiment turned negative in the second quarter of 2013 when the US Federal Reserve announced its intention to reduce its purchases of bonds, and in the fourth quarter when the first actual tapering steps were announced. While South Africa’s credit ratings continued to be constrained by a weak growth performance and various structural factors, non-residents continued to accumulate South African financial assets, although not in a smooth fashion. Figure 2 shows the acquisition of financial assets by non-residents since the financial crisis.

Financial intermediaries

Financial intermediaries channel funds from surplus units to deficit units to sustain the flow of funds through the economy. The financial intermediary sector is at the centre of the flow-of-funds system, and it comprises the monetary authority, banks and non-bank financial institutions.

The funding activity of financial intermediaries in 2013 was concentrated in deposits received of R407 billion and contractual savings of R100 billion, thus bringing the sector’s total flows to R876 billion or 38 per cent of the total flows in the economy. The bulk of the deposits was made by other non-bank financial institutions, central government and households during the period under review. The pace of growth in bank loans and advances decelerated in 2013. Intermediation through fixed-interest securities was elevated at R310 billion in 2013, while equity holdings increased by R261 billion. Of this amount, non-bank financial intermediaries2 accounted for 97 per cent. Figure 3 shows the subdued level of lending by financial intermediaries in 2013, as these institutions gradually turned to fixed-interest securities as preferred intermediation tool.

Quarterly Bulletin June 2014

General government

When spending exceeds income, general government incurs a deficit position. In 2013 general government widened its financing shortfall to R198 billion from R185 billion in 2012, as spending commitments continued to surpass revenue collections. Government closed the financial shortfall through net issues of long-term bonds amounting to R177 billion and Treasury bills worth R28 billion in the domestic market. Of the total net issues of Treasury bills, 76 per cent was taken up by domestic banks, partly to meet their prescribed liquid asset requirements. By contrast the long-term government bond net issues were mainly purchased by non-bank financial intermediaries. Figure 4 shows the main instruments used by general government to source funds to close its financial shortfall.

Quarterly Bulletin June 2014

Corporate business enterprises

As a share of total flows in the economy, non-financial corporate business enterprises accounted for 31 per cent in 2013. The sector’s gross capital formation amounted to R471 billion, with 73 per cent incurred by private and the remaining 27 per cent by public enterprises. Corporate business enterprises collectively incurred a financing deficit of R94 billion during the review period. The sector continued to fund ongoing projects, with the majority of capital spending directed at machinery and equipment, and construction works. Non-financial corporate business enterprises financed their shortfall through the issuance of R208 billion worth of shares and taking up loans amounting to R163 billion. Over the same period public non-financial corporate business enterprises decreased their cash and deposit holdings by R14 billion, while private non-financial corporate business enterprises increased their holdings of cash and deposits by R52 billion. Figure 5 shows the funding of this sector’s net financing position.

Households

The household sector recorded a relatively modest financial surplus for the second consecutive year in 2013 of R10 billion, a level last seen in 1999. Along with these surplus funds, households were able to increase their cash and deposit holdings by R96 billion in 2013, while their contractual savings with financial intermediaries amounted to R77 billion. The deceleration of growth in mortgage loans confirmed the continued restrained activity level in the residential real-estate market in 2013. The household sector’s incurrence of other loans and advances of R62 billion in 2013 was lower than in 2012, as unsecured borrowing moderated and reflected, among other factors, caution by lenders in an attempt to limit credit impairments; increased regulation for this type of lending and continued financial pressure experienced by highly indebted households. Figure 6 illustrates how subdued mortgage funding has become since the onset of the global financial crisis.

Quarterly Bulletin June 2014

Summary and conclusion

The analysis of the flow of funds in 2013 reveals an increase in the aggregate flow of funds in the South African economy, despite structural impediments and subdued global economic conditions. Main points arising from the analysis are as follows:

•	Foreign-sector funding was mainly absorbed by non-financial corporate business enterprises.

•	The increase in gold and foreign currency holdings by the monetary authority moderated in 2013.

•	Non-bank financial intermediaries demonstrated a strong preference for fixed-income and equity securities.

•	The general government deficit position widened slightly further.

•	The household sector’s modest net lending position was reflected in rising cash and deposits and subdued use of mortgage and other borrowing.

Bibliography

Monyela, C. and Nhleko, Z. “Note on the flow of funds in South Africa’s national financial account for the year 2011”. Quarterly Bulletin, 264. Pretoria: South African Reserve Bank, June 2012: 68–81.

Monyela, C. and Nhleko, Z. “Note on the flow of funds in South Africa’s national financial account for the year 2012”. Quarterly Bulletin, 268. Pretoria: South African Reserve Bank, June 2013: 76–89.

Nhleko, Z and Monyela, C. “Note on the flow of funds in South Africa’s national financial accounts for the year 2009”. Quarterly Bulletin, 256. Pretoria: South African Reserve Bank, June 2010: 67–83.

South African Reserve Bank. Quarterly Bulletin, various issues.

Quarterly Bulletin June 2014